                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       Registration Statement No.________

                                    Form S-6

                  REGISTRATION STATEMENT UNDER THE SECURITIES
                          ACT OF 1933 OF SECURITIES OF
                       UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

A.      Exact name of Trust:    Massachusetts Mutual Variable Life Separate Account I

B.      Name of Depositor:      Massachusetts Mutual Life Insurance Company

C.      Complete address of     1295 State Street
        Depositor's principal   Springfield, MA  01111
        executive offices:

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

Pursuant to Rule 24-F-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.


----------------------------
STATEMENT PURSUANT TO RULE 24F-2

The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24F-2 under the Investment Company Act of 1940. The Rule 24F-2 notice for Registrant's fiscal year ending December 31, 1997 was filed on March 20, 1998.

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

Item No. of
Form N-8B-2    Caption
-----------    -------
1    Cover Page; Definition of Terms; The Separate Account
2    Cover Page; MassMutual and the Separate Account
3    Cover Page; MassMutual and the Separate Account
4    Sales and Other Agreements
5    MassMutual and the Separate Account
6    MassMutual and the Separate Account
7    Not Applicable
8    Appendix F.  Financial Statement
9    Legal Proceedings
10 Cover Page; Introduction; Detailed Information about the Policy; Transfers; Surrender Charges; Withdrawals; Death Benefit; Voting Rights; Free Look Provision
11   MassMutual and the Separate Account
12   MassMutual and the Separate Account; Sales and Other Agreements
13   MassMutual and the Separate Account; Charges and Deductions
14 Introduction; MassMutual and the Separate Account; Detailed Information About the Policy; The Investment Advisors and Portfolio Managers; MassMutual and the Separate Account; Surrender Charges; Other Charges; Sales and Other Agreements
15   Introduction; Detailed Information About the Policy; Exhibit 99(11)
16   Introduction; MassMutual and the Separate Account
17   Introduction; Account Value and Net Surrender Value; Withdrawal Fee;
     Exhibit 99(11)
18   MassMutual and the Separate Account
19   Records and Reports
20   Not Applicable
21   Introduction; Policy Loan Privilege
22   Assignment
23   Bonding Arrangement
24   Detailed Information About the Policy; MassMutual and the Separate Account
25   MassMutual and the Separate Account
26   MassMutual; The Investment Advisers
27   Detailed Information About the Policy; MassMutual and the Separate Account
28   Appendix C; Directors and Executive Officers of MassMutual
29   MassMutual and the Separate Account
30   Not Applicable

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

Item No. of
Form N-8B-2    Caption
-----------    -------
31   Not Applicable
32   Not Applicable
33   Not Applicable
34   Not Applicable
35   Detailed Information about the Policy; Sales and Other Agreements
36   Not Applicable
37   Not Applicable
38   Sales and Other Agreements
39   Sales and Other Agreements
40   Sales and Other Agreements
41   Sales and Other Agreements
42   Not Applicable
43   Sales and Other Agreements
44 Detailed Information About the Policy; MassMutual and the Separate Account; Charges for Federal Taxes;
45   Not Applicable
46   Account Values; MassMutual and the Separate Account
47   MassMutual and the Separate Account
48   MassMutual and the Separate Account
49   Detailed Information About the Policy
50   MassMutual and the Separate Account
51   Cover Page; Detailed Information About the Policy; Additional Information
52   MassMutual and the Separate Account; Reservation of Rights
53   Federal Income Tax Considerations
54   Not Applicable
55   Not Applicable
56   Not Applicable
57   Not Applicable
58   Not Applicable
59   Appendix F (to be filed)

         FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICIES*

             ISSUED BY MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

This Prospectus describes a flexible premium adjustable variable life insurance policy (the "Policy") offered by Massachusetts Mutual Life Insurance Company ("MassMutual"). The Policy, for as long as it remains in force, provides lifetime insurance protection on the two Insureds named in the Policy, and pays a Death Benefit at the death of the Insured. The minimum Initial Face Amount which may be purchased is $50,000 currently. The Policy is designed to provide flexibility of premium payments and Death Benefits by permitting the Owner, subject to certain restrictions, to vary the frequency and amount of premium payments and to increase or decrease the Death Benefit payable under the Policy. This flexibility allows an Owner to provide for changing insurance needs under a single insurance policy. A Policy also may be surrendered for its Net Surrender Value.

The Owner may allocate Net Premiums and Account Value among the divisions (the "Divisions") of the designated segment of MassMutual Variable Life Separate Account I (the "Separate Account") and a Guaranteed Principal Account (the "GPA"). The assets of each Division will be used to purchase, at net asset value, shares of a designated investment fund. Currently, the available funds include six funds of MML Series Investment Fund (the "MML Trust"), four funds of Oppenheimer Variable Account Funds (the "Oppenheimer Trust"), one fund of the Variable Insurance Products Fund II (VIP II managed by Fidelity Management & Research Company), one fund of the T. Rowe Price Equity Series, Inc., and one fund of American Century Variable Portfolios, Inc. The individual funds are as follow.

MML TRUST                          OPPENHEIMER TRUST             VARIABLE INSURANCE PRODUCTS FUND II
------------------------   ----------------------------------   --------------------------------------
MML Equity Fund            Oppenheimer Aggressive Growth Fund   VIP II Contrafund Portfolio
MML Money Market Fund      Oppenheimer Global Securities Fund
MML Managed Bond Fund      Oppenheimer Growth Fund              T. ROWE PRICE EQUITY SERIES, INC.
                                                                --------------------------------------
MML Blend Fund             Oppenheimer Strategic Bond Fund      T. Rowe Price Mid-Cap Growth Portfolio
MML Equity Index Fund                                           AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
MML Small Cap Value Equity Fund                                 -----------------------------------------
                                                                American Century VP Income & Growth


The Owner bears the investment risk of any Account Value allocated to the Separate Account. The Death Benefit may, and the Net Surrender Value will, vary depending on the investment performance of the Divisions. While there is no guaranteed minimum Net Surrender Value for funds invested in the Separate Account, as long as a Policy is in force the Policy's Death Benefit will never be less than the Face Amount less any Policy Debt and any unpaid premiums. Furthermore, the Policy will not terminate if the Policy Value is sufficient to pay the Monthly Charges or if the Safety Test has been met during a Guarantee Period.

All Policies are serviced through MassMutual's Administrative Office, located at 1295 State Street, Springfield, Massachusetts 01111-0001. The telephone number is (413) 788-8411.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE PROSPECTUSES FOR MML TRUST INVESTMENT FUND AND OPPENHEIMER VARIABLE ACCOUNT FUNDS.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FURTHER REFERENCE.

THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION.
WE DO NOT CLAIM THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE WITH A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN. REPLACING EXISTING INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.

                                  MAY 1, 1998

This Prospectus does not constitute an offer or solicitation to acquire any interest or participation in the survivorship flexible premium adjustable variable life insurance policies offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

*Title may vary in some jurisdictions


                           TABLE OF CONTENTS
I.   INTRODUCTION                                               3
II.  DETAILED DESCRIPTION OF THE POLICY
  Availability of Policy                                        4
  Death Benefit                                                 4
  Premiums                                                      5
  Transfers                                                     7
  Policy Termination and Reinstatement                          7
  Charges and Deductions                                        8
  Deductions from Premiums                                      8
  Monthly Charges Against the Account Value                     9
  Daily Charges Against the Separate Account                    9
  Surrender Charges                                             9
  Other Charges                                                10
  Account Value and Net Surrender Value                        10
  Policy Loan Privilege                                        10
  Free Look Provision                                          11
  The Guaranteed Principal Account                             11
  When We Pay Proceeds                                         12
  Federal Income Tax Considerations                            12
  Your Voting Rights                                           14
  Reservation of Rights                                        15
  Additional Benefits You Can Get by Rider                     15
  Payment Options                                              15
  Beneficiary                                                  16
  Assignment                                                   16
  Limits on Our Right to Challenge the Policy                  17
  Error of Age or Sex                                          17
  Suicide                                                      17
  Sales and Other Agreements                                   17
  Compensation                                                 17
  Bonding Arrangement                                          18
  Legal Proceedings                                            18
  Experts                                                      18
III. ADDITIONAL INFORMATION
  MassMutual                                                   18
  Records and Reports                                          19
  The Separate Account                                         19
  MML Trust and Oppenheimer Trust                              19
  Variable Insurance Products  Fund II                         20
  T. Rowe Price Equity Series, Inc.                            20
  American Century Variable Portfolios                         20
  The Investment Advisers                                      22
APPENDIX A
 Definition of Terms                                           23
APPENDIX B
Examples of Death Benefit Option Changes                       25
APPENDIX C
Rates of Return                                                26
APPENDIX D
Illustration of Death Benefits, Net Surrender Values, and
  Accumulated Premiums                                         30
APPENDIX D
   Rates of Return                                             26
APPENDIX E
   Directors of MassMutual                                     43
   Executive Vice Presidents                                   44
APPENDIX F
Financials (to be filed)                                       46

I. INTRODUCTION

Note: Please refer to Appendix A, Glossary for definitions of the terms contained in this Prospectus.

You should consult Your Policy for further understanding of its term and conditions and for any state-specific provisions and variances that may apply to Your Policy.

The Policy is a life insurance contract providing a Death Benefit, an Account Value, surrender rights, policy loan privileges, and other features traditionally associated with life insurance. The Policy is a "flexible premium" policy because there is no fixed schedule of premium payments. Although the Owner may establish a schedule of premium payments ("Planned Premium Payments"), failure to make a Planned Premium Payment will not necessarily cause a Policy to terminate nor will making the Planned Premium payments guarantee a Policy will remain in force. The flexibility of premium payment timing and amount allows an Owner to match premium payments to income flows or other financial decisions.

The Policy is "adjustable" because the Owner may choose to increase or decrease the Death Benefit and to change the Death Benefit Option under the Policy. The Policy is "variable" because the Death Benefit may, and the Net Surrender Value will, vary in relation to the investment experience of the Divisions of the Separate Account to which an Owner has allocated Net Premiums. Additionally, the GPA's crediting interest rate may be adjusted periodically, although it will not drop below 3%.

The following diagram summarizes the elements of this Policy, and how the Policy works.

                             HOW THE POLICY WORKS

                                PREMIUM PAYMENT

                   A Premium Expense Charge is deducted from
                    each Premium Payment (graphic arrow to
                                "Net Premium")


                                  NET PREMIUM

                       Net Premium and Account Value are
                     allocated among the Divisions of the
                     Separate Account and the GPA (graphic
                           arrow to "Account Value")

INVESTMENT EARNINGS                                       ACCOUNT VALUE                            ACCOUNT VALUE CHARGES
Investment earnings of the Divisions of                                                    Monthly deductions for administrative,
 the Separate Account less fund                                                              Insurance, and rider expenses are
 investment management fees and separate     The Account Value is allocated among the               deducted each month
 account fees are credited/ debited daily         available investment options.
Interest is credited on values in the            (graphic arrow to "Account Value
 Guaranteed Principal Account                   Charges", "Owner Access to Account             OWNER ACCESS AND ACCOUNT VALUE
(graphic arrow to "Account Value")             Value", "Death Benefit" and "Policy         You may access Account Values through
                                                           Surrender")                             loans and withdrawals
                                         ---------------------------------------------
DEATH BENEFIT                                                                                         POLICY SURRENDER
A choice of 3 Death Benefit Options is                                                     In the first 10 years of coverage, if
 available.  The Option chosen may be                                                       coverage is surrendered, a surrender
 changed at a later date                                                                      charge will be deducted from the
                                                                                                     surrender proceeds

II. DETAILED DESCRIPTION OF THE POLICY

AVAILABILITY OF THE POLICY

Individuals wishing to purchase a Policy must send a completed application to MassMutual's Administrative Office. Under our current rules, which can be changed at our sole discretion, the minimum Initial Face Amount of a Policy is $50,000. The Policy can be issued to Insureds between the ages of 18 and 85 inclusive. Before issuing a Policy, MassMutual will require satisfactory evidence of insurability, which usually will include a medical examination.

The Policy is available to individuals who are purchasing a Policy in connection with employee benefit plans that qualify for tax benefits under the Internal Revenue Code (the "qualified market") and to other individuals (the "nonqualified market").

UNISEX Policies issued in states requiring "unisex" policies (currently only
Montana) provide policy values that do not vary by the sex of the Insured.   In
addition, Policies issued in conjunction with employee benefit plans provide policy values that do not vary by sex. Thus, references in the Prospectus to sex-distinct policy values are not applicable to Policies issued in Montana or issued in conjunction with employee benefit plans. Illustrations showing the effect of these unisex rates on premiums, Net Surrender Values and Death Benefits are available from MassMutual on request.

DEATH BENEFIT

As long as the Policy remains in force, MassMutual will, upon due proof of the death of the Insured, pay the Death Benefit of the Policy to the named Beneficiary. Although MassMutual normally will pay the Death Benefit within seven days of receiving satisfactory proof of the Insured's death, the Company may delay payments under certain circumstances. All or part of the Death Benefit can be paid in cash or under one or more of the payment options set forth in the Policy.

MINIMUM DEATH BENEFIT. In order to qualify as life insurance pursuant to I.R.C.
Section 7702, the Policy has a Minimum Death Benefit. The Minimum Death Benefit is determined using one of two allowable Death Benefit Compliance Tests. The applicable Test is chosen at the time of application and cannot be changed after the Policy is issued. Under one of the tests, the Cash Value Test, the Minimum Death Benefit is equal to an applicable percentage of the Account Value. The applicable percentage depends on the sex (male, female, unisex), tobacco classification, and Attained Age of the Insured. Under the other test, the Guideline Premium Test, the Minimum Death Benefit also is equal to an applicable percentage of the Account Value, but the percentage varies only by the Attained Age of the Insured. The applicable percentages are set forth in the Policy.

The choice of the Guideline Premium Test or the Cash Value Test will depend on how You intend to pay premiums. In general, if You intend to pay premiums in early policy years only, the Cash Value Test may be more appropriate. If You intend to pay level premiums over a long period of years, the Guideline Premium Test may be more appropriate. It is important You see policy illustrations of both approaches to determine how the policy works under each approach, and which is best for You

DEATH BENEFIT OPTIONS. The Death Benefit is the amount of the benefit provided under the Death Benefit Option in effect on the date of death, less any outstanding Policy Debt and less any unpaid premium needed to avoid termination under the grace period provision. The Owner may choose one of three Death Benefit Options: Option 1 (a level amount option) or Options 2 or 3 (variable amount options). The Death Benefit Option is chosen in the application and subsequently may be changed subject to certain restrictions described in CHANGES IN THE DEATH BENEFIT OPTION.

Options 1, 2 and 3 provide the following benefits.

OPTION 1 - Under Option 1, the benefit provided is the greater of: (a) the Face Amount on the date of death; and (b) the Minimum Death Benefit on the date of death.

OPTION 2 - Under Option 2, the benefit provided is the greater of: (a) the Face Amount plus the Account Value on the date of death; and (b) the Minimum Death Benefit on the date of death.

OPTION 3 - Under Option 3, the benefit provided is the greater of: (a) the Face Amount plus the premiums paid less any premiums refunded (See PREMIUM LIMITATIONS) under the Policy to the date of death; and (b) the Minimum Death Benefit on the date of death.

The following examples illustrate how changes in the Account Value and the amount of premiums paid may affect the Death Benefits under Options 1, 2, and 3.

EXAMPLE I

Under Option 1, the Death Benefit will remain at the Face Amount, in this example $1,000,000, unless the Minimum Death Benefit exceeds the Face Amount.

Assume the Owner has selected Option 1 with a Face Amount of $1,000,000. The Account Value is $50,000. The Death Benefit in this case is $1,000,000. The Minimum Death Benefit is $219,000. If the Account Value increases to $80,000, the Minimum Death Benefit increases to $350,400, but the Death Benefit remains at $1,000,000. If the Account Value decreases to $30,000, the Minimum Death Benefit decreases to $131,400 and the Death Benefit still remains at $1,000,000.

EXAMPLE II

Under Option 2, the Death Benefit will be the Face Amount plus the Account Value unless the Minimum Death Benefit exceeds the sum of the Face Amount plus the Account Value.

Assume the Owner has selected Option 2 with a Face Amount of $1,000,000. The Account Value is $50,000, and the Minimum Death Benefit is $219,000. The Death Benefit in this case is $1,050,000 (Face Amount plus Account Value). If the Account Value increases to $80,000, the Minimum Death Benefit will increase to $350,400, and the Death Benefit will increase to $1,080,000. If the Account Value decreases to $30,000, the Minimum Death Benefit will decrease to $131,400, and the Death Benefit will decrease to $1,030,000.

EXAMPLE III

Under Option 3, the Death Benefit will be the Face Amount plus the premiums paid under the Policy, less any premium refunds, unless the Minimum Death Benefit exceeds the sum of the Face Amount plus the premiums paid.

Assume the Owner has selected Option 3 with a Face Amount of $1,000,000. The Account Value is $50,000, the Minimum Death Benefit is $219,000 and premiums paid under the Policy to-date total $40,000. The Death Benefit in this case is $1,040,000. If an additional $30,000 of premium is paid into the Policy and the Account Value increases to $80,000, the Minimum Death Benefit will increase to $350,400, and the Death Benefit will increase to $1,070,000.

CHANGES IN DEATH BENEFIT OPTION. After the first Policy Year, the Owner may change the Death Benefit Option. Any changes of Death Benefit Option may require a written application and satisfactory evidence of insurability. The effective date of any change will be the Monthly Charge Date that is on or precedes the date MassMutual approves the change. A change in the Death Benefit Option will not in and of itself result in an immediate change in the amount of a Policy's Death Benefit. The Policy Face Amount will be increased or decreased to give the same Death Benefit under the new Death Benefit Option.

A change in Death Benefit Option will not be allowed if it would result in a Face Amount of less than $50,000 after the change, or if the insured is older than Attained Age 85.

An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the Monthly Charges, as they depend in part on the Face Amount. The charge for certain additional benefits also may be affected. The Surrender Charge, however, will not be affected by an increase or decrease in Face Amount resulting from a change in the Death Benefit Option.

For examples of Death Benefit Option changes and their impacts on the contract, see APPENDIX B.

CHANGES IN FACE AMOUNT. The Owner may request an increase or decrease in the Face Amount subject to certain requirements. Any request for an increase or decrease must be submitted in writing to MassMutual's Administrative Office. It will become effective on the Monthly Charge Date that is on or precedes MassMutual's acceptance of the request.

INCREASES IN FACE AMOUNT. For an increase in the Face Amount, MassMutual requires a written application and satisfactory evidence of insurability. An increase may not be less than $15,000, and no increase will be permitted after the Insured reaches Attained Age 85.

An increase in Face Amount will affect the Monthly Charges. The Face Amount Charge and the Insurance Charges will increase

DECREASES IN FACE AMOUNT. Decreases in coverage are allowed after the first Policy Year or one year after a Face Amount increase by written request. A decrease will not be permitted if the Face Amount would fall below $50,000.

A decrease may result in the deduction of Surrender Charges from the Account Value. (For a discussion of the Surrender Charges associated with a decrease, see SURRENDER CHARGES.) Any Surrender Charges applicable to a decrease will be deducted from the Division(s) of the Separate Account and from the GPA in proportion to the nonloaned values in each.

A decrease will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the Face Amounts provided by the next most recent increases successively; and finally (c) the Initial Face Amount. As a result, a decrease in Face Amount will affect the Monthly Charges deducted from the Account Value.

A decrease may result in the Policy becoming a "modified endowment contract". (See POLICY PROCEEDS, PREMIUMS AND LOANS.)


PREMIUMS

Subject to certain limitations, the Owner has flexibility in determining the frequency and amount of premium payments.

PREMIUM FLEXIBILITY. Unlike traditional insurance policies, this Policy frees the Owner from required premium payments and a rigid premium schedule. Instead,

MassMutual requires an Owner to pay only a minimum initial premium at the time of application or at any time before delivery of the Policy. After the first premium has been paid, subject to certain limitations, premiums may be paid in any amount and at any interval.

The minimum initial premium depends on the planned frequency of premium payments, and the Issue Age, sex, and rating class of the Insured, as well as the initial Death Benefit Option and Initial Face Amount of the Policy.

PLANNED ANNUAL PREMIUM. When applying for a Policy, the Owner will select a planned annual premium and payment frequency (annual, semiannual, quarterly, or monthly check service). The planned premium at the payment frequency chosen is shown on the schedule page of the Policy. MassMutual will send premium notices for the planned premium according to the amount and frequency selected. The Owner may change the amount and frequency of planned premiums at any time by sending written notice to MassMutual's Administrative Office.

An Owner may elect to pay premiums by means of a preauthorized check procedure. Under this procedure, premium payments are deducted automatically on a monthly basis from a designated bank account. An Owner does not receive a "bill" for these payments.

There is no penalty if the planned premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Instead, the duration of the Policy depends on maintaining a sufficient Policy Value, or meeting the Safety Test ( See POLICY TERMINATION section.). The Policy Value is equal to the Account Value less any outstanding Policy Debt during the first three Policy Years. It is equal to the Net Surrender Value in years four and later. Even if planned premiums are paid, if the Safety Test is not met, the Policy terminates when the Policy Value becomes insufficient to pay the Monthly Charges and the grace period expires without sufficient payment.

PREMIUM LIMITATIONS. After the first premium is paid, the minimum premium payment is $20. If the Cash Value Test has been chosen as the Death Benefit Compliance Test, the maximum premium that may be paid in any Policy Year without evidence of insurability is the greatest of (a) the premium that will not increase the net amount at risk under the Policy; (b) twice the Policy's Target Premium plus $100; and (c) the annual premium paid in the preceding Policy year. If the Guideline Premium Test has been chosen, the maximum premium is equal to the lesser of the maximum premium as determined above and the Guideline Premium Test premium limitation. We have the right to refund any premium amount that exceeds these limitations. Premium payments should be sent either to MassMutual's Administrative Office or to the address indicated on the billing notice.

ALLOCATION OF NET PREMIUM PAYMENTS. The Net Premium equals the premium paid less the Premium Expense Charge. (See DEDUCTIONS FROM PREMIUMS.) At the time of Application, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account and the GPA. The allocation percentages must be in whole numbers and the sum of the allocation percentages must equal 100%.

The allocation percentages may be changed without charge at any time by providing written notice to MassMutual's Administrative Office. The maximum number of different Divisions that may be used during the life of the Policy is 16.

Any Initial Net Premium received with an application will be deposited to MassMutual's General Account and earn interest at the rate set by MassMutual from the Policy Date to the date the Policy is issued. Once the Policy has been issued, the Net Premium plus interest earnings, less any Monthly Charges will be allocated either in accordance with the allocation percentages in the Application, or to the Money Market Division of the Separate Account on the next business day after the Issue Date. If under the Free Look Provision, the Owner receives (i) any premium paid for this Policy plus (ii) interest credited to this Policy under the Guaranteed Principal Account, plus or minus (iii) an amount reflecting the investment experience of the investment divisions of the Separate Account under this Policy to the date the Policy is received by us, minus (iv) any amounts withdrawn and any Policy Debt, this amount will be allocated to the GPA and the Divisions of the Separate Account based on the allocation percentages in the Application. If under the Free Look Provision, the Owner receives the total of all premiums paid for the Policy, reduced by any amounts borrowed or withdrawn, this amount will be allocated to the Money Market Division of the Separate Account.

If the Initial Net Premium plus interest earnings, less any Monthly Charges is allocated to the Money Market Division of the Separate Account, Subsequent Net Premiums received during the Free Look Period also will be allocated to the Money Market Division of the Separate Account at the price next determined after receipt in good order at our Administrative Office, or at the address indicated on the billing notice. At the end of the Free Look Period, the Money Market account balance will be transferred to the GPA and the Separate Accounts in accordance with the allocation percentages in the Application.

If the Initial Net Premium plus interest earnings, less any Monthly Charges is allocated in accordance with the allocation percentages in the Application, Subsequent Net Premiums will be deposited on the Valuation Date on or next following the date We receive the Subsequent Net Premiums in good order at our Administrative Office, or at the address indicated on the billing notice. Transfers from one Division to another will be credited on the Valuation Date the Transfer Request is received in good order.


TRANSFERS

By written request, the Owner may transfer all or part of the Account Value of a Division of the Separate Account to any other Division or to the GPA. Although MassMutual currently imposes no limitation on the right of the Owner to make transfers, we reserve the right to limit transfers to no more than one every 90 days in connection with compliance with Section 404(c) of ERISA. Any limitation would not apply to a transfer of all funds in the Separate Account to the GPA or to automated transfers made in connection with any program MassMutual has in place.

Transfers of values from the GPA to the Separate Account are limited to one each Policy Year. Any transfer from the GPA cannot exceed 25% of the Fixed Account Value (less any Policy Debt) at the time of the transfer. If 25% of the Fixed Account Value has been transferred from the GPA each year for three consecutive Policy Years, and no value has been transferred into the GPA, nor premiums allocated to the GPA, during this time, the remainder of the Fixed Account Value (less any Policy Debt) may be transferred, in one transaction, out of the GPA in the succeeding Policy Year.

Any transfer is effective on the Valuation Date at the price next determined after receipt of the request in good order at our Administrative Office. There are no charges for transfers.


POLICY TERMINATION AND REINSTATEMENT

Policy Termination. This Policy will not terminate for failure to pay premiums since premium payments, other than the Initial Premium Payment, are not specifically required. Rather, if in the first three Policy Years the Account Value less any Policy Debt is not enough to cover the Monthly Charges on a Monthly Charge Date, or if in subsequent Policy Years the Net Surrender Value is not enough to cover the Monthly Charges on a Monthly Charge Date, the Policy will enter a 61day grace period unless the Safety Test has been met.

At the beginning of the grace period, MassMutual will mail a notice to the Owner's last known address stating the amount of premium needed to cover the shortfall. During the grace period, the Policy remains in force. If the required premium is not paid within 61 days after the Monthly Charge Date (or, if later, within 30 days after we mail the written notice), the Policy terminates without value.

If the Account Value less Policy Debt in the first three Policy Years or the Net Surrender Value in subsequent years is insufficient to pay the Monthly Charges on a particular Monthly Charge Date and the Safety Test (as described below) has been met on that date, the Monthly Charges for that Date will be reduced to an amount equal to the Account Value less any Policy Debt.

The Safety Test is not available for New York contracts. The Safety Test can be met only during the Guarantee Period. The Guarantee Period is the lesser of 20 years or to the Insured's age 90. The Guarantee Period has a Guarantee premium associated with it. This premium varies depending on the issue age, sex, and issue classification of the Insured and the Death Benefit Option in effect. The Guarantee premium for Your Policy is shown in the Policy. On any day during the Guarantee Period, the Safety Test is met if the premiums paid less amounts withdrawn accumulated with interest to that day, equal or exceed the Guarantee premium accumulated with interest to that date. The effective annual rate of interest used to accumulate these amounts is 3%. Consult Your Policy for the Guarantee Period available to You.

REINSTATEMENT. For a period of five years after a Policy terminates, the Owner can request that We reinstate the Policy provided the Insured has not died since the Policy termination. However, the Policy cannot be reinstated if it has been surrendered for its Net Surrender Value. Please note a termination or reinstatement may cause the Policy to become a modified endowment contract. (See MODIFIED ENDOWMENT CONTRACTS.)

Before We will reinstate the Policy, We must receive the following:

(a) Evidence of insurability satisfactory to MassMutual;

(b) A premium payment sufficient to keep the policy in force for three months following reinstatement:

(c) Where applicable, a signed acknowledgement the Policy has become a modified endowment contract.

If We reinstate the Policy, the Face Amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The premium payment will be allocated based on the allocation requested at the time of reinstatement effective on the Monthly Charge Date on which the Policy is reinstated. The Account Value at the time of reinstatement will be the net amount of the premium paid at the time of reinstatement, less any Monthly Charges taken at that time.



CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate MassMutual for: (a) providing the insurance benefits under the Policy (including any riders); (b) administering the Policy;
(c) assuming certain risks in connection with the Policy (including any riders); and (d) expenses incurred in selling and distributing the Policy. Additionally, certain expenses are deducted from the underlying funds. For more information about these expenses, see the individual fund prospectuses. A summary of the product and separate account charges is as follows.


                                                       CURRENT RATE                                 GUARANTEED RATE
Premium Expense Charge                 Coverage Years 1-10:13% of premium up to       All Coverage Years: 13% of premium up to
                                       Expense Premium; 3% of premium over Expense    Expense Premium; 3% of premium over Expense
                                                         Premium                                        Premium

                                          Coverage Years 11+: 3% of all premium

Administrative Charge                  Policy Years 1-10: $12 per month per policy    All Coverage Years: $12 per month per policy
                                        Policy Years 11+: $6 per month per policy

Face Amount Charge                       Coverage Years 1-10: $0.13 per month per       Coverage Years 1-10: $0.13 per month per
                                                  $1,000 of Face Amount                          $1,000 of Face Amount

                                                 Coverage Years 11+: $0.0                       Coverage Years 11+: $0.0

Insurance Charges                      A per thousand rate multiplied by the          For standard risks, the guaranteed cost of
                                       amount at risk each month.  The rate varies    insurance rates are based on 1980
                                       by the sex, issue age, and risk                Commissioners Standard Ordinary (CSO)
                                       classification of the Insured, and the Year    Mortality Tables.
                                       of Coverage.

Mortality and Expense Risk Charge      All Policy Years: 0.25% on an annual basis     All Policy Years: 0.90% on an annual basis
                                       of daily net asset value of the Separate       of daily net asset value of the Separate
                                       Account                                        Account

Loan Rate Expense Charge               Policy Years 1-10: 0.50% of loaned amount      All Policy Years: 2.0% of loaned amount

                                       Policy Years 11+: 0.25% of loaned amount

Withdrawal Fee                         $25                                            $25

Surrender Charges                      First coverage year: the lesser of 100% of     First coverage year: the lesser of 100% of
                                       the Target Premium or $60 per thousand of      the Target Premium or $60 per thousand of
                                       Face Amount.                                   Face Amount.

                                       Coverage years 2-10: the prior year            Coverage years 2-10: the prior year
                                       Surrender Charge reduced by 10% of  the        Surrender Charge reduced by 10% of  the
                                       first year Surrender Charge                    first year Surrender Charge
----------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM PREMIUMS

A Premium Expense Charge is deducted from each premium payment made prior to the allocation of the payment to the Divisions of the Separate Account and the GPA. The Premium Expense Charge distinguishes between premium payments up to the Expense Premium, and premium payments over the Expense Premium. The Expense Premium is based on the issue age, sex, and risk classification of the Insured.

Premiums are allocated to the Initial Face Amount and any subsequent increases based on the ratio of the Expense Premium for each segment to the total of the Expense Premiums for all segments.

MONTHLY CHARGES AGAINST THE ACCOUNT VALUE

Charges will be deducted from the Account Value on each Monthly Charge Date. The Monthly Charges consist of: (a) an Administrative Charge; (b) a Face Amount Charge; (c) an Insurance Charge; and (d) a rider charge for any additional benefits provided by rider. The Monthly Charges will be deducted from the Division(s) of the Separate Account and the GPA in proportion to the nonloaned values of the Policy in the Division(s) and the GPA.

ADMINISTRATIVE CHARGE AND FACE AMOUNT CHARGE. The monthly Administrative Charge and Face Amount Charge reimburse MassMutual for expenses incurred in issuing and administering the Policy, and for such activities as processing claims, maintaining records and communicating with Owners.

INSURANCE CHARGES. The monthly Insurance Charge for a Policy is equal to the "amount at risk" under the Policy, multiplied by the monthly Insurance Charge rate for that Policy month. The amount at risk is determined on the first day of each Policy month and is the amount by which the Death Benefit (discounted at the monthly equivalent of 3% per year) exceeds the Account Value.

Insurance rates will be based on the sex, Issue Age, and risk class of the Insured, and the Year of Coverage. MassMutual currently places Insureds into the following three standard rate classes: Select-Preferred Nontobacco, Preferred Nontobacco, and Preferred Tobacco; as well as substandard rate classes involving higher mortality risks. In an otherwise identical Policy, the monthly insurance rate is higher for tobacco users than for those who do not use tobacco and higher for Preferred Nontobacco Insureds than for Select-Preferred Nontobacco Insureds.

RIDER CHARGE. The monthly rider charge will include charges for any additional benefits provided by rider.


DAILY CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE. MassMutual assesses a daily charge against the net asset value of the Separate Account for mortality and expense risks. This charge is not deducted from the assets in the GPA.

The mortality risk We assume is that the group of lives insured under our Policies may, on average, live for shorter periods of time than We estimated. The expense risk We assume is that our costs of issuing and administering Policies may be more than We estimated.

If not all the money MassMutual collects from this charge is needed to cover death benefits and expenses, it will be our gain and will be used for any proper purpose, including payment of sales commissions. Conversely, even if the money We collect is insufficient, We will provide for all Death Benefits and expenses.

INVESTMENT MANAGEMENT FEE AND OTHER EXPENSES. Because the Divisions of the Separate Account purchase shares of MML Trust, Oppenheimer Trust, (Fidelity) Variable Insurance Products Fund II, T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc., the value of Accumulation Units of the Divisions will reflect the investment management fee and other expenses incurred by these entities. The prospectuses for these funds contain additional information concerning such fees and expenses.


SURRENDER CHARGES

During the first 10 Years of Coverage for the Initial Face Amount and during the first 10 Years of Coverage for any increase in Face Amount, MassMutual will impose a Surrender Charge against the Account Value if the Owner surrenders the Policy or decreases the Face Amount under the Policy. The Surrender Charge in the first Year of Coverage is the lesser of 100% of the Target Premium or $50 per thousand of Face Amount. The Target Premium is used to determine the maximum premium limitation, Surrender Charges and agent commissions. The Target Premium is based on the issue age, sex, and risk classification of the Insured. The Surrender Charge is decreased by 10% of the first year Surrender Charge in each of the next nine years of coverage, and is zero in the eleventh year. Surrender Charges are calculated separately for the Initial Face Amount and for each increase in the Face Amount.

SURRENDER CHARGE UPON DECREASE IN SELECTED FACE AMOUNT. Elected decreases in Face Amount--that is, decreases resulting from other than a Withdrawal or a change in the Death Benefit Option-- result in canceling all or a part of previously issued Face Amount segments. A partial Surrender Charge is assessed and deducted from the Account Value. The partial Surrender Charge is equal to the Surrender Charge associated with each canceled Face Amount segment. If the partial Surrender Charge for a decreased or canceled Face Amount segment would be greater than the Account Value of the Policy, the partial Surrender Charge for that decrease is set equal to the Account Value on the date of the surrender.

The Surrender Charge after the decrease equals the Surrender Charge prior to the decrease less the partial Surrender Charge taken.

OTHER CHARGES

WITHDRAWAL FEE. For each Withdrawal, a charge of $25 will be deducted from the amount withdrawn.

LOAN INTEREST RATE EXPENSE CHARGE. This charge reimburses MassMutual for expenses incurred in administering loans.


ACCOUNT VALUE AND NET SURRENDER VALUE

ACCOUNT VALUE. The Account Value of the Policy is the sum of all Net Premium payments adjusted by periodic charges and credits and by Withdrawals. Following the Free Look Period, this amount is allocated among the Separate Account Divisions and the GPA according to the net premium allocation requested at the time of Application (See ALLOCATION OF NET PREMIUM PAYMENTS section for more details.).

INVESTMENT RETURN.  The investment return of a Policy is based on:
(a) The Account Value held for the Policy in each Division of the Separate Account;
(b) The investment experience of each Division as measured by its actual net rate of return; and
(c)  The interest credited on Account Values held in the GPA.

The investment experience of a Division reflects increases and decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges assessed against assets of the Division. The investment experience is determined each day the net asset value of the underlying Fund is determined that is, on each Valuation Date. The actual net rate of return for a Division measures the net investment experience from the end of one Valuation Date to the end of the next Valuation Date.

NET SURRENDER VALUE. The Policy may be fully surrendered for its Net Surrender Value at any time while the Insured is living. The Net Surrender Value is equal to the Account Value less any applicable Surrender Charges and less any Policy Debt as of the date the Company receives the request to surrender in good order. The surrender will be processed within 14 days.

An Owner may surrender the Policy by sending a written request together with the Policy to MassMutual's Administrative Office. The proceeds will be determined as of the end of the Valuation Date on which the request for surrender is received in good order.

WITHDRAWALS.    After the first Policy Year, the Owner may, subject to certain restrictions, withdraw up to 75% of the Net Surrender Value. For each Withdrawal, a fee of $25 is deducted from the amount withdrawn. The minimum amount of a Withdrawal is $100 (before deducting the Withdrawal fee). We reserve the right to prohibit Withdrawals that would result in a reduction of the Face Amount to less than $50,000.

The Withdrawal amount will be made on a pro-rata basis from the Divisions of the Separate Account and the GPA based on the non-loaned Account Value of the Divisions of the Separate Account and the GPA at the price next determined after receipt in good order of the Withdrawal request, and will be processed within seven days. The Withdrawal amount attributable to a Division of the Separate Account or to the GPA may not exceed the nonloaned Account Value of the Division or GPA. If Death Benefit Option 1 or 3 is in effect, MassMutual will reduce the Face Amount by the amount of the Withdrawal unless satisfactory evidence of insurability is provided. A Surrender Charge is not assessed for a Withdrawal.


POLICY LOAN PRIVILEGE

GENERAL. After the first Policy Year, the Owner may obtain a loan from the Policy as long as the Account Value exceeds the total of any Surrender Charges. The Policy must be assigned to MassMutual as collateral for the loan. The maximum amount that can be borrowed at any time is 90% of the Policy's Account Value less any Surrender Charge. This is reduced by any outstanding Policy Debt, which includes accrued interest.

SOURCE OF LOAN. The Policy loan amount requested is taken from the Divisions of the Separate Account and the GPA in proportion to the Account Value of each Division and the GPA (excluding any outstanding loans) on the date of the loan. Loaned amounts are taken from the Divisions by liquidating units and the resulting dollar amounts are transferred to the loaned portion of the GPA. We may delay the granting of any loan taken from the GPA for up to six months. We also may delay the granting of any loan from the Divisions of the Separate Account during any period that: (i) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (ii) trading is restricted; (iii) the SEC determines a state of emergency exists; or (iv) the Securities and Exchange Commission permits MassMutual to delay payment for the protection of our Owners.

Whenever total Policy Debt (which includes accrued interest) equals or exceeds the Account Value less Surrender Charges, MassMutual will send a notice to the

Owner. This notice will state the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment of that amount plus a premium payment sufficient to keep the policy in force for three months, within 31 days after the date we mailed the notice, and if Policy Debt exceeds the Account Value less any Surrender Charges at the end of those 31 days, the Policy terminates without value.

LOAN INTEREST CHARGED. At the time of Application, the Owner may select a loan interest rate of 5% or (in all jurisdictions except Arkansas) an adjustable loan rate. Each year MassMutual will set the adjustable rate that will apply for the next Policy Year. The maximum loan rate is based on the Monthly Average Corporate yield on seasoned corporate bonds as published by Moody's Investors Service, Inc., or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 4%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

Interest on Policy loans accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from the Divisions and the GPA in proportion to the nonloaned Account Value in each.

REPAYMENT. All or part of any Policy Debt may be repaid at any time the Insured is living and while the Policy is in force. Any loan repayment made within 30 days of the policy Anniversary date pays policy loan interest due. Any other loan repayment first will be allocated to the GPA until the Owner has repaid all loan amounts that originated from the GPA. Additional loan repayments will be allocated according to the premium allocation factors in effect. Loan repayments must be clearly identified as such; otherwise they will be considered premium payments.

Any outstanding Policy Debt will be deducted from the proceeds payable at death or the surrender of the Policy.

INTEREST ON LOANED VALUE. Any loaned amount is held in the GPA and earns interest at a rate determined by MassMutual, equal to the greater of 3% and the Policy loan rate less the Loan Interest Rate Expense Charge. This Charge is 2% on a guaranteed basis and 0.50% in Policy Years one through 10 and 0.25% in Policy Years 11 and later on a current basis.

EFFECT OF LOAN.   A Policy loan affects the Policy since the Death Benefit and
Net Surrender Value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the Death Benefit and Net Surrender Value under the Policy by the amount of the repayment. Taking a Policy loan could have tax consequences. (See POLICY PROCEEDS, PREMIUMS AND LOANS.)

As long as a loan is outstanding, a portion of the Policy Account Value equal to the loan is held in the GPA. This amount is not affected by the Separate Account investment performance. The Account Value may be impacted since the portion of the Account Value equal to the Policy loan is credited with an interest rate declared by MassMutual rather than a rate of return reflecting the investment performance of the Division(s) of the Separate Account from which the loan was taken.


FREE LOOK PROVISION

The Owner may cancel the Policy within 10 days after the Owner receives it. (This period may be longer in some states.)

The Owner should mail or deliver the Policy and Policy delivery receipt either to MassMutual's Administrative Office or to the agent who sold the Policy or to one of our agency offices. If the Policy is canceled in this fashion, a refund will be made to the Owner. The refund may be equal to the sum of: (i) any premium paid for this Policy; plus (ii) interest credited to this Policy under the Guaranteed Principal Account; plus or minus (iii) an amount reflecting the investment experience of the investment divisions of the Separate Account under this Policy to the date the Policy is received by us; minus (iv) any amounts withdrawn and any Policy Debt. Or, the refund may be equal to the total of all premiums paid for the Policy, reduced by any amounts borrowed or withdrawn. Check Your contract to determine which refund is applicable under Your Policy.


THE GUARANTEED PRINCIPAL ACCOUNT

An Owner may allocate some or all of the Net Premiums and transfer some or all of the Account Value in the Divisions of the Separate Account, to the Guaranteed Principal Account ("GPA"). Because of exemptive and exclusionary provisions, interests in MassMutual's General Account (which include interests in the Guaranteed Principal Account) are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and MassMutual has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the General Account. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Amounts allocated to the Guaranteed Principal Account become part of the General Account of MassMutual, which consists of all assets owned by MassMutual other than those in the Separate Account and other separate accounts of MassMutual. Subject to applicable law, MassMutual has sole discretion over the investment of the assets of its General Account.

MassMutual guarantees those amounts allocated to the GPA in excess of any Policy Debt (which includes accrued interest) will accrue interest daily at an effective annual rate at least equal to 3%. For amounts in the GPA equal to any Policy Debt, the guaranteed minimum interest rate is an effective annual rate of 3% or, if greater, the Policy loan rate less the Loan Interest Rate Expense Charge. This charge will not be greater than 2% per year. Such interest will be paid regardless of the actual investment experience of the GPA. Although MassMutual is not obligated to credit interest at a rate higher than the guaranteed minimum, it may declare a higher rate applicable for such periods as it deems appropriate.


WHEN WE PAY PROCEEDS

If the Policy has not terminated, payment of the Net Surrender Value is made within 14 days, and payment of loan proceeds, partial Withdrawals or the Death Benefit are made within seven days after We receive all required documents in a form satisfactory to us at our Administrative Office. But We can delay payment of the Net Surrender Value or any Withdrawal from the Separate Account or any loan proceeds attributable to the Separate Account during any period when: (i) it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings); or
(ii) trading is restricted by the SEC; or (iii) the SEC declares an emergency exists; or (iv) the SEC, by order, permits us to delay payment in order to protect our Owners.

We may delay paying any Net Surrender Value, any Withdrawal, or any loan proceeds based on the GPA for up to six months from the date the request is received at our Administrative Office.

We can delay payment of the entire Death Benefit if payment is contested. We investigate all death claims arising within the two year contestable period. We may investigate death claims arising beyond the two-year contestable period. Upon receiving the information from a completed investigation, We generally make a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

If payment of a Net Surrender or Withdrawal is delayed for 30 days or more, We add interest to the date of payment at the same rate it is paid under the interest payment option. Interest is paid on the Death Benefit from the date of death to the date of payment.


FEDERAL INCOME TAX CONSIDERATIONS

Policy Proceeds, Premiums and Loans MassMutual believes the Policy meets the statutory definition of life insurance under Code Section 7702 and hence receives the same tax treatment as that accorded to fixed benefit life insurance. Thus, the Death Benefit under the Policy is generally excludible from the gross income of the Beneficiary under Section 101(a)(1) of the Code. As an exception to this general rule, where a Policy has been transferred for value, only the portion of the Death Benefit that is equal to the total consideration paid for the Policy may be excluded from gross income. The Owner is not deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until a full surrender or partial Withdrawal is made (unless the Policy is a "modified endowment contract," as discussed below).

Decreases in Face Amount and Withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) provides that where a reduction of future benefits occurs during the first 15 years after a Policy is issued and where there is a cash distribution associated with that reduction, the Owner may be taxed on all or a part of the amount distributed. Where the provisions of Code
Section 7702(f) do not cause a taxable event, a Withdrawal is taxable only to the extent it exceeds the Owner's unrecovered premiums. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered. MassMutual suggests You consult with your tax adviser in advance of a proposed decrease in Face Amount or Withdrawal as to the portion, if any, which would be subject to federal income tax.

A change of the Owner or the Insured or an exchange or assignment of the Policy may have tax consequences depending on the circumstances.

MassMutual also believes that under current law any loan received under the Policy will be treated as Policy Debt of an Owner, and that no part of any loan under a Policy will constitute income to the Owner unless the Policy has become a "modified endowment contract." If the Policy is a modified endowment contract under Code Section 7702A, loans will be fully taxable to the extent of any
income in the Policy and could be subject to an additional 10 percent tax.   In
general, income in the policy is defined as the excess of the Account Value
(both loaned and unloaned) over previously unrecovered premiums paid.   See the
discussion on modified endowment contracts below.  Under the

"personal" interest limitation provisions of the Tax Reform Act of 1986, interest on Policy loans used for personal purposes, which otherwise meet the requirements of Code Section 264, will no longer be tax dectible. However, other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax adviser for further guidance.

If the Policy is owned by a business or corporation, the 1986 Act may impose additional restrictions. The Act limits the interest deduction available for loans against a business owned Policy. It imposes an indirect tax on the gain in corporate-owned life insurance policies by way of the corporate alternative minimum tax for those corporations subject to the alternative minimum tax. The corporate alternative minimum tax also could apply to a portion of the amount by which Death Benefits received exceed the Policy's date-of-death Net Surrender Value.

Federal estate and gift and state and local estate and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

MassMutual cannot make any guarantee regarding the future tax treatment of any Policy. For complete information on the impact of changes with respect to the Policy and federal and state tax considerations, a qualified tax adviser should be consulted.

The ultimate effect of federal income taxes on values under this Policy and on the economic benefit to the Owner or Beneficiary depends on MassMutual's tax status and on the tax status of the individual concerned. The discussion contained herein is general in nature and is not an exhaustive discussion of all tax questions that might arise under the Policy, and is not intended as tax advice. Moreover, no representation is made as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. MassMutual reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes. For complete information on federal and state tax law considerations, You should consult a qualified tax adviser.
No attempt is made herein to consider any applicable state or other tax laws.

CHARGES FOR FEDERAL TAXES. MassMutual currently does not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to provide for the future federal income tax liability of the Separate Account.

Upon a full surrender of a Policy for its Net Surrender Value, the Owner may recognize ordinary income for federal income tax purposes. Ordinary income is computed to be the amount by which the Account Value, unreduced by any outstanding Policy Debt but less any Surrender Charges assessed, exceeds the premiums paid but not previously recovered and any other consideration paid for the Policy.

MODIFIED ENDOWMENT CONTRACTS. Contrary to the rules described above, loans, collateral assignments, and other amounts distributed under a "modified endowment contract" are taxable to the extent of any accumulated income in the Policy. In general, the amount that may be subject to taxation is the excess of the Account Value (both loaned and unloaned) over the previously unrecovered premiums paid. Death benefits paid under a modified endowment contract, however, are not taxed any differently than death benefits payable under other life insurance contracts.

A Policy is a modified endowment contract if it satisfies the definition of life insurance in the Internal Revenue Code but fails the additional "7-pay test." A Policy fails this test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing guaranteed benefits upon the payment of seven level annual premiums. Also, a Policy that would otherwise satisfy the 7-pay test will be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

Certain changes will require a Policy to be retested to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be retested as if it originally had been issued with the reduced death benefit. If the premiums actually paid into the Policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the Policy will become a modified endowment contract. This classification change is effective retroactively to the Policy Year in which the actual premiums paid exceed the new 7-pay limits.

In addition, a "material change" occurring at any time while the Policy is in force will require the Policy to be re-tested to determine whether it continues to meet the 7-pay test. A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits. A material change does not include an increase in death benefit attributable to the payment of premiums necessary to fund the lowest level of death benefit payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

Since the Policy provides for flexible premium payments, the Company has instituted procedures to monitor whether increases in death benefits or additional premium payments cause either the start of a new seven year test period or the taxation of distributions and loans.

If any amount is taxable as a distribution of income under a modified endowment contract, it also will be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual Owners. The penalty tax will not apply to distributions: (i) made on or after the date the taxpayer attains age 59 1/2; or (ii) attributable to the taxpayer becoming disabled; or (iii) part of a series of substantially equal periodic payments (made at least annually) made for the life or life expectancy of the taxpayer. For complete information about modified endowment contract status, a qualified tax adviser should be consulted.

Once a Policy fails the 7-pay test, loans and distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, a recapture provision applies to loans and distributions received in anticipation of failing the 7-pay test. Any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure.

Under certain circumstances, a loan, collateral assignment, or other distribution under a modified endowment contract may be taxable even though it exceeds the amount of income accumulated in the Policy. For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same Owner by an insurer and its affiliates within the same calendar year. Therefore, loans, collateral assignments, and distributions from any one such Policy are taxable to the extent of the income accumulated in all the Policies required to be aggregated.

QUALIFIED PLANS. The Policy may be used in conjunction with certain tax qualified employee benefit plans. Since the rules governing such use are complex, a purchaser should not use the Policy in conjunction with any such qualified plan until a competent tax adviser has been consulted. The Policy may not be used in conjunction with an Individual Retirement Account (IRA).

DIVERSIFICATION STANDARDS. To comply with final regulations under Code Section 817(h) ("Final Regulations"), each Fund of the Trusts is required to diversify its investments. The Final Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Fund's assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look through" rule applies to treat a pro rata portion of each asset of a Fund as an asset of the Separate Account. All securities of the same issuer are treated as a single investment. However, each government agency or instrumentality is treated as a separate issuer.

With respect to variable life insurance contracts, the general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury securities, and for purposes of determining whether assets other than United States Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in United States Treasury securities. Notwithstanding this modification of the general diversification requirements, the Funds of the Trusts will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with the general standards.

In connection with the issuance of the temporary regulations prior to the Final Regulations, the Treasury announced that such temporary regulations did not provide guidance concerning the extent to which Owners may direct their investments to particular Divisions of a separate account. Regulations in this regard were not issued in connection with the Final Regulations, however. It is not clear, at this time, what future regulations might provide. It is possible, if future regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, MassMutual reserves the right to modify the Policy, as necessary, to prevent the Owner from being considered the owner of the assets of the Separate Account.

MassMutual intends to comply with the Final Regulations to assure the Policy continues to qualify as life insurance for federal income tax purposes.


YOUR VOTING RIGHTS

As long as the Separate Account continues to operate as a unit investment trust under the Investment Company Act of 1940, the Owner is entitled to give MassMutual instructions as to how shares of the Funds held in the Separate Account (or other securities held in lieu of such shares) deemed attributable to the Policy shall be voted at meetings of shareholders of the Funds of the Trusts. Those persons entitled to give voting instructions are determined as of the record date for the meeting.

The number of shares of the Funds held in the Separate Account deemed attributable to the Policy during the lifetime of the Insured is determined by dividing the Policy's Account Value held in each Division of the Separate Account, if any, by $100. Fractional votes are counted.

Owners receive proxy material and a form on which Owner instructions may be given. Shares of the Funds held by the Separate Account for which no effective Owner instructions have been received are voted for or against any proposition in the same proportion as the shares for which instructions have been received.

RESERVATION OF RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission). If necessary, we will seek approval by Owners.

Specifically, we reserve the right to:
 .  Create new Divisions of the Separate Account;

 .  Create new Separate Accounts;

 .  Combine any two or more Separate Accounts;

 . Make available additional Divisions of the Separate Account investing in additional investment companies;

 . Invest the assets of the Separate Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future;

 . Operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; and

 . Deregister the Separate Account under the Investment Company Act of 1940 in the event such registration is no longer required;

 . Substitute one or more Funds for other funds with similar investment objectives;

 .  Delete Funds.

MassMutual also reserves the right to change the name of the Separate Account.

We have reserved all rights to the name MassMutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we also may withdraw this right.

ADDITIONAL BENEFITS YOU CAN GET BY RIDER

At the Owner's request, the Policy can include additional benefits We approve based on our standards and limits for issuing insurance and classifying risks. An additional benefit is provided by rider and is subject to the terms of both the rider and the Policy. The cost of any rider is deducted as part of the Monthly Charges. Subject to state availability, the following riders are available.

SUBSTITUTE OF INSURED RIDER. This rider allows the Owner to substitute a new insured in place of the current Insured under the Policy. A substitute of Insured is allowed if the Policy is in force, the Owner has an insurable interest in the life of the substitute insured, the substitute insured is age 80 or younger on the date of substitution, and the age of the substitute insured on the Policy Date is within the issue age range allowed for this Policy on the Policy Date.

An application and evidence of insurability satisfactory to us is required for the substitute insured.

All monthly charges after the substitution of insured will be based on the life and risk class of the substitute insured.

The rider terminates on the current Insured's Attained Age 75, at the time of the exercise of the rider, if this Policy is changed to a different policy under which this rider is not available, or this Policy terminates.

This rider is attached automatically at issue. There is no charge for the rider.

OTHER INSURED RIDER. This rider provides level term insurance on the life of one or more other insureds. The rider is convertible for a limited amount of time.

While the other insured is living and prior to the other insured's attained age 70, the rider may be fully or partially converted to a flexible premium adjustable variable life policy offered at the time of conversion. The cost for the new policy will be based on the other insured's attained age at the time of conversion. No evidence of insurability is required to convert the rider coverage.

There is a monthly charge for this rider. It is a rate per $1,000 of face amount under the rider for each other insured.

GUARANTEED INSURABILITY RIDER. This rider provides the right to increase the face amount of this Policy without evidence of insurability on certain option dates as defined in the rider.

The rider terminates after the last option date as defined in the rider, if the face amount of this Policy is decreased for any reason, if this Policy is changed to another policy under which this rider is not available, or if the Policy terminates.

There is a monthly charge for this rider. It is a rate per $1,000 of rider option amount.

DISABILITY BENEFIT RIDER. This rider provides a disability benefit if the Insured becomes totally disabled as defined in the rider. The rider provides the following benefits if the Insured becomes disabled.

 . We will credit an amount to the Account Value equal to the specified monthly amount shown on the policy specification page for this rider. This amount will be treated as a Net Premium.

 .  We will waive the monthly charges due for this Policy.

The benefits will be provided after the Insured has been totally disabled for four months and all conditions of the rider have been met.

The benefits under the rider end once the Insured is no longer totally disabled, satisfactory proof of continued disability is not provided to us as required, or the day before the Insured's Attained Age 65, unless total disability began before the Insured's Attained Age 60 in which case the waiver of monthly charges will continue while the Insured remains disabled.

There is a monthly charge for this rider based on both the specified amount waived and the waiver of monthly charges. The charge varies by the Attained Age of the Insured and the benefit provided.

WAIVER OF MONTHLY CHARGES RIDER. Under this rider, We will waive the monthly charges due for the Policy if the Insured becomes totally disabled as defined in the rider.

The benefit will be provided once the Insured has been totally disabled for four months and all the provisions of the rider have been met. The benefits will end when the Insured is no longer totally disabled, satisfactory proof of continued total disability is not given to us as required, or the day before the Insured's Attained Age 65 if the disability began when the Insured was Attained Age 60 or older.

There is a monthly charge for this rider. It is a rate based on the Insured's Attained Age and multiplied by the sum of the Policy monthly charges for the month, excluding the rider charge for this rider.


PAYMENT OPTIONS

The Policy proceeds (the Death Benefit or the Net Surrender Value) can be paid in cash, or if elected, all or part of these proceeds can be placed under one or more of the following payment options. The minimum amount that can be applied under a payment option is $2,000. If the periodic payment under any option is less than $20, we reserve the right to make payments at less frequent intervals. None of these benefits depends on the performance of the Separate Account or the GPA. For additional information concerning these options, see the Policy. The following payment options are currently available.

Installments for a Specified Period      Equal monthly payments will be made
                                         for any period selected, up to 30
                                         years.  The amount of each payment
                                         depends on the total amount applied,
                                         the period selected, and the monthly
                                         income rates We are using when the
                                         first payment is due.
-------------------------------------------------------------------------------
Life Income                              Equal monthly payments will be based
                                         on the life of a named person.
                                         Payments will continue for the
                                         lifetime of that person.  Income with
                                         or without a minimum payment period
                                         may be elected.
-------------------------------------------------------------------------------
Interest                                 We will hold any amount applied under
                                         this option.  Interest on the amount
                                         will be paid at an effective annual
                                         rate determined by us.  This rate
                                         will not be less than 3%.
-------------------------------------------------------------------------------
Installments of Specified Amount         Each payment will be made for an
                                         agreed fixed amount.  The total
                                         amount paid during the first year
                                         must be at least 6% of the total
                                         amount applied.  Interest will be
                                         credited each month on the unpaid
                                         balance and added to it.  This
                                         interest will be an effective annual
                                         rate determined by us, but not less
                                         than 3%.  Payments continue until the
                                         balance we hold is reduced to an
                                         amount less than the agreed fixed
                                         amount.  The last payment will be for
                                         the balance only.
-------------------------------------------------------------------------------
Life Income with Payments Guaranteed     Equal monthly payments will be based
 for Amount Applied                      on the life of a named person.
                                         Payments will be made until the total
                                         amount paid equals the amount
                                         applied, and as long thereafter as
                                         the named person lives.
-------------------------------------------------------------------------------
Joint Lifetime Income with Reduced       Monthly payments will be based on the
 Payments to Survivor                    lives of two named persons.  Payments
                                         at the initial level will continue
                                         while both are living, or for 10
                                         years if longer.  When one dies (but
                                         not before the 10 years has elapsed),
                                         payments are reduced by one-third and
                                         will continue at that level for the
                                         lifetime of the other.  After the 10
                                         years has elapsed, payments stop when
                                         both named persons have died.
-------------------------------------------------------------------------------

Withdrawal Rights Under Payment Options. If provided in the payment option election, all or part of the unpaid balance under the Fixed Amount or Interest Payment Option may be withdrawn or applied under any other option. No part of the payments under the Fixed Time Payment Option or payments that are based on a named person's life may be withdrawn.


BENEFICIARY

A Beneficiary is any person named on our records to receive insurance proceeds at the Insured's death. The Beneficiary is named in the application for the Policy. There may be different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

Any Beneficiary may be named an Irrevocable Beneficiary. An Irrevocable Beneficiary is one whose consent is needed to change that Beneficiary. The consent of any Irrevocable Beneficiary is needed to exercise any Policy right except the rights to change the frequency of Planned Premiums and Reinstate the Policy after termination.

The Owner may change the Beneficiary during the Insured's lifetime by writing to our Administrative Office. Generally, the change will take effect as of the date of the request. If no Beneficiary is living at the time of the Insured's death, unless provided otherwise, the Death Benefit is paid to the Owner or, if deceased, to the Owner's estate.


ASSIGNMENT

The Policy may be assigned as collateral for a loan or other obligation. For any assignment to be binding on MassMutual, however, We must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

Except for any policy change or reinstatement requiring evidence of insurability, we cannot contest the validity of the policy with respect to any material misrepresentation in the application regarding the insurability of the Insured once the policy has been in force for two years after the its Issue Date.

For any policy change or reinstatement requiring evidence of insurability, We cannot contest the validity of the change or reinstatement with respect to the Insured after the change has been in effect for two years.

ERROR OF AGE OR SEX

If the Insured's age or sex is misstated in the Policy application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide based on the most recent Monthly Charge for the correct date of birth and correct sex.


SUICIDE

Suicide within two years of the Policy Date is not covered by the Policy. If the Insured dies by suicide, while sane or insane, within two years from the Issue Date or Reinstatement Date, the Policy will terminate. We will refund the amount of all premiums paid, less any Withdrawals and Policy Debt. If the Insured, while sane or insane, dies by suicide within two years after the effective date of any increase in the Face Amount, the increase will terminate and We will refund the Monthly Charges for that increase. However, if a refund was payable as the result of suicide during the first two years following the Issue Date or the Reinstatement Date of the Policy, there is no additional refund for any Face Amount increase.

SALES AND OTHER AGREEMENTS

MML Distributors, LLC ("MML Distributors"), 1414 Main Street, Springfield, MA 011441013, is the principal underwriter of the Policy pursuant to an Underwriting and Servicing Agreement to which MML Distributors, MassMutual and the Separate Account are parties. MML Investors Services, Inc. ("MMLISI"), also located at 1414 Main Street, Springfield, MA 011441013, serves as the counderwriter of the Policy. Both MML Distributors and MMLISI are registered with the Securities and Exchange Commission (the "SEC") as brokerdealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD").

MML Distributors may enter into selling agreements with other brokerdealers that are registered with the SEC and are members of the NASD ("selling brokers"). MassMutual sells the Policy through agents who are licensed by state insurance officials to sell the Policy. These agents also are registered representatives of selling brokers or of MMLISI. The Policy is offered in all states where MassMutual is authorized to sell variable life insurance.

The Company also may contract with independent third party broker-dealers who may act as wholesalers by assisting the Company in finding Broker-dealers to offer and sell the Policies. These parties also may provide training, marketing and other sales related functions for the Company and other broker-dealers and may provide certain administrative services to the Company in connection with the Policies. The Company may pay such parties compensation based on premium payments for the Policies purchased through broker-dealers selected by the wholesaler. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/ or business seminars.

When an application for the Policy is completed, it is submitted to MassMutual. MassMutual performs suitability and insurance underwriting and determines whether to accept or reject the application for the Policy and the Insured's risk classification. If the application is not accepted, MassMutual will refund any premium paid.

Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters of the Policy.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.


COMPENSATION

Writing agents will receive commissions based on a commission schedule and rules. Some commissions are paid as a percentage of the premium paid in each Policy Year. These commissions distinguish between premiums up to the Target Premium and premiums paid in excess of the Target Premium. The Target Premium is based on the issue age, sex, and risk classification of the Insured. Commissions also are paid as a percentage of the average monthly Account Value in each Policy Year. The maximum commission percentages are as follow.

          Premium-based Commissions

COVERAGE YEAR 1           50% of premium paid up to the
                          Target Premium
                          3% of premium paid over the Target

COVERAGE YEARS 2-5        5% of premium paid up to the
                          Target Premium
                          3% of premium paid over the Target
                          Premium
COVERAGE YEARS 6-10       3% of all premium paid
COVERAGE YEARS 11 AND     1% of all premium paid
 BEYOND

            Asset-based Commissions

POLICY YEARS 2 AND
  BEYOND                  0.15% of the average monthly
                          Account Value in each Policy
                          Year
-------------------------------------------------------------

Agents under financing agreements with a general agent of MassMutual may be compensated differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives of MMLISI also may receive commission overrides, allowances and other compensation.

While the compensation payable to broker-dealers for sales of Policies may vary with the sales agreement and level of production, they generally are expected to be comparable to the aggregate compensation paid to Company agents and general agents.


BONDING ARRANGEMENT

An insurance company blanket bond is maintained providing $50,000,000 coverage for officers and employees of MassMutual and C.M. Life (subject to a $350,000 deductible) and $50,000,000 for MassMutual's general agents and agents (also subject to a $350,000 deductible).

LEGAL PROCEEDINGS

We are not currently involved in any legal proceedings that would have a material impact on the Policy.

EXPERTS

The audited financial statements of MassMutual included in this Prospectus have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., Springfield, Massachusetts 01101, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters in the Prospectus have been examined by Craig Waddington, FSA, MAAA. An opinion on actuarial matters is filed as an exhibit to the registration statements We filed with the SEC.


III.  ADDITIONAL INFORMATION

MASSMUTUAL

MassMutual is a mutual life insurance company chartered in 1851 under the laws of Massachusetts. Its Home Office is located in Springfield, Massachusetts. MassMutual is licensed to transact life, accident, and health business in all fifty states of the United States, the District of Columbia, Puerto Rico, and certain provinces of Canada. As of December 31, 1997, MassMutual had total contingency reserves in excess of $2.6 billion and consolidated assets of $55.8 billion.

MASSMUTUAL'S TAX STATUS. MassMutual is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Segment and the Separate Account are not separate entities from MassMutual and its operations form a part of MassMutual.

Investment income and realized capital gains on the assets of the Segment are reinvested and taken into account in determining Account Value. The investment income and realized capital gains are applied automatically to increase book reserves associated with the Policy. Under existing federal income tax law, the Segment's investment income, including net capital gains, is not taxed to MassMutual to the extent it is applied to increase reserves associated with the Policy. The reserve items taken into account at the close of the taxable year for purposes of determining net increases and net decreases must be adjusted for tax purposes by subtracting any amount attributable to appreciation in the value of assets and by adding any amount attributable to depreciation. MassMutual's basis in the Policy's share of the assets underlying the Segment will be adjusted for appreciation or depreciation, to the extent the reserves are adjusted. Thus, corporate-level capital gains and losses, and the tax effect thereof, are eliminated.

Due to MassMutual's current tax status, no charge is made to the Segment for MassMutual's federal income taxes that may be attributable to the Segment. Periodically, MassMutual reviews the question of a charge to the Segment for MassMutual's federal income taxes. A charge may be made for any federal income taxes incurred by MassMutual and attributable to the Segment. Depending on the method of calculating interest on Policy values allocated to the Guaranteed Principal Account (see preceding section), a charge may be imposed for the Policy's share of MassMutual's federal income taxes attributable to that account.

Under current laws, MassMutual may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, MassMutual reserves the right to charge the Separate Account for taxes, if any, attributable to the Separate Account.


RECORDS AND REPORTS

All records and accounts relating to the Separate Account and the GPA are maintained by MassMutual. Each year within the 30 days following the Policy Anniversary, MassMutual will mail You a report showing the Account Value at the beginning of the previous Policy Year, all premiums paid since that time, all additions to and deductions from the Account Value during the year, and the Account Value, Death Benefit, Net Surrender Value and Policy Debt as of the last Policy Anniversary. This report contains any additional information required by any applicable law or regulation.


THE SEPARATE ACCOUNT

The Separate Account was established on February 2, 1995, as a separate investment account of MassMutual by MassMutual's Board of Directors in accordance with the laws of the State of Massachusetts. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, and meets the definition of a "separate account" in that statute. Registration does not involve supervision of the management or investment practices of either the Separate Account or of MassMutual. A separate segment for the Policies (the "Segment") was established on xx/xx/xx and has been divided into 13 Divisions. Each Division invests in a corresponding series of shares of a designated Fund of either MML Trust, Oppenheimer Trust, Variable Insurance Products Fund II (managed by Fidelity Management & Research Company), T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc. MassMutual may establish additional divisions within the Separate Account in the future, which may invest in other investment funds, including those of MML Trust, Oppenheimer Trust, (Fidelity) Variable Insurance Products Fund II, T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc., or in any other investment fund MassMutual deems to be appropriate.

MassMutual owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the Policies funded by the Separate Account. The income, gains, or losses, realized or unrealized, of the Separate Account are credited to or charged against the assets held in the Separate Account without regard to the other income, gains, or losses of MassMutual. Assets in the Separate Account attributable to the reserves and other liabilities under the Policies are not chargeable with liabilities arising from any other business conducted by MassMutual. MassMutual may transfer to its General Account; however, any assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Policy are general corporate obligations of MassMutual. MassMutual may accumulate in the Separate Account proceeds from various Policy charges and investment results applicable to those assets.


MML TRUST AND OPPENHEIMER TRUST

The MML Trust is a noload, openend, management investment company registered under the Investment Company Act of 1940. The Oppenheimer Trust is an openend, diversified, management investment company registered under the Investment Company Act of 1940.

Both the MML Trust and the Oppenheimer Trust provide an investment vehicle for the separate investment accounts of variable life and variable annuity contracts offered by companies such as MassMutual. Shares of the MML Trust and the Oppenheimer Trust are not offered to the general public.

The assets of certain variable annuity separate accounts for which MassMutual or an affiliate is the depositor are invested in shares of the MML Trust's and Oppenheimer Trust's Funds. Because these separate accounts are invested in the same underlying Funds, it is possible material irreconcilable conflicts could arise between Policy Owners and owners of the variable annuity contracts. Possible conflicts could arise if: (i) state insurance regulators should disapprove or require changes in investment policies, investment advisers or principal underwriters or if MassMutual should be permitted to act contrary to actions approved by holders of the Policies under rules of the Securities and Exchange Commission; (ii) adverse tax treatment of the Policies or the variable annuity contracts would result from utilizing the same underlying funds; (iii) different investment strategies would be more suitable for the variable annuity contracts than for the Policies; or (iv) state insurance laws or regulations or other applicable laws would prohibit the funding of both the Separate Account and other investment accounts by the same Funds. The Board of Trustees of each Trust will follow monitoring procedures that have been developed to determine whether material conflicts have arisen. If it is determined a conflict exists, the Trustees will notify MassMutual and Oppenheimer Funds and appropriate action will be taken to eliminate such irreconcilable conflicts.

MassMutual purchases the shares of each Fund for the corresponding Division at net asset value. All dividends and capital gain distributions received from a Fund are automatically reinvested in that Fund at net asset value, unless MassMutual, on behalf of the Separate Account, elects otherwise. Shares of the MML Trust and the Oppenheimer Trust will be redeemed by MassMutual at their net asset values to the extent necessary to make payments under the Policies.

VARIABLE INSURANCE PRODUCTS FUND II

Variable Insurance Products Fund II ("Fidelity VIP II"), managed by Fidelity Management & Research Company (FMR), is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988 and is registered with the SEC under the 1940 Act. One of its investment portfolios, the VIP II Contrafund Portfolio, is available under this Policy.


T. ROWE PRICE EQUITY SERIES, INC.

The T. Rowe Price Equity Series, Inc. (the "Corporation") was incorporated in Maryland in 1994, and is a diversified, open-end investment company, or mutual fund. Currently, the corporation consists of four series, each representing a separate class of shares having different objectives and investment policies. One of the series, the Mid-Cap Growth Portfolio, is available under this Policy.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is part of American Century Investments, a family of funds that includes nearly 70 no-load mutual funds covering a variety of investment opportunities. Variable Portfolios offers its shares only to insurance companies to fund the benefits of variable annuity or variable life insurance contracts. One of the funds, VP Income and Growth, is offered under this Policy.

Following is a chart illustrating the risk profiles of the investment options available, and a summary of the investment objectives of each fund. Please note there can be no assurance any fund will achieve its objectives. More detailed information concerning these investment objectives is contained in the accompanying prospectuses, including information on the risks associated with the investments, the investment techniques of each of the funds, and the deduction of expenses applicable to each of the funds.


                          INVESTMENT PREFERENCE CHART

                                              Oppenheimer Global Securities Fund
                                         VIP II Contrafund Portfolio
                                         Oppenheimer Aggressive Growth Fund
                                    MML Small Cap Value Equity Fund
                                    T. Rowe Price Mid-Cap Growth Portfolio
                                       Oppenheimer Growth Fund
                                 American Century VP Income & Growth
                             MML Equity Fund
                         MML Equity Index Fund
                      MML Blend Fund
                  Oppenheimer Strategic Bond Fund
              MML Managed Bond Fund
         MML Money Market Fund
Guaranteed Principal Account

CONSERVATIVE  LESS CONSERVATIVE    MODERATE  AGGRESSIVE  MORE AGGRESSIVE

CONSERVATIVE: Investment goal is preservation of principal, while incurring little or no risk.

LESS CONSERVATIVE: Investment goal is primarily preservation of principal, with some desire for growth.

MODERATE: Investment goal is growth, while seeking some preservation of principal.

AGGRESSIVE: Investment goal is growth, with more tolerance for risk.

MORE AGGRESSIVE: Investment goal is significant growth over the long-term, with short-term fluctuations in value expected.

MML MONEY MARKET FUND
MML Money Market Fund seeks to achieve high current income, while preserving capital, and liquidity. This Fund invests in shortterm debt instruments, including but not limited to commercial paper, certificates of deposit, bankers' acceptances, and obligations of the United States government, its agencies and instrumentalities.

MML MANAGED BOND FUND
MML Managed Bond Fund seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital values. This Fund invests primarily in publicly issued, readily marketable, fixed income securities of maturities MassMutual deems appropriate from time to time in light of market conditions and prospects.

OPPENHEIMER STRATEGIC BOND FUND
Oppenheimer Strategic Bond Fund seeks a high level of current income principally derived from interest on debt securities; and seeks to enhance such income by writing covered call options on debt securities. The Fund invests principally in: (i) foreign government and corporate debt securities; (ii) U.S. Government securities; and (iii) lowerrated, high risk high yield debt securities. This Fund's investments may be considered speculative.

For information concerning the risks associated with this Fund's investments, please refer to the accompanying prospectus for the Oppenheimer Trust.

MML BLEND FUND
MML Blend Fund seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital values. This Fund invests in a portfolio of common stocks and other equity type securities, bonds and other debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding one year.

MML EQUITY INDEX FUND
MML Equity Index Fund seeks to provide investment results that correspond to the price and yield performance of the publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or the McGraw-Hill Companies, Inc.)

MML EQUITY FUND
MML Equity Fund seeks to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. A secondary objective is the preservation of capital when business and economic conditions indicate investing for defensive purposes is appropriate. The assets of this Fund are expected to be invested primarily in common stocks and other equity type securities.

AMERICAN CENTURY VP INCOME & GROWTH
The investment objective of VP Income & Growth is dividend growth, current income and capital appreciation. The Fund will seek to achieve its investment objective by investing in common stocks.

OPPENHEIMER GROWTH FUND
Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of wellknown established companies. Such securities generally have a history of earnings and dividends, and are issued by seasoned companies, namely those having an operating history of at least five years, including predecessors. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO
The Mid-Cap Growth Portfolio seeks to provide long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies. The Fund focuses on companies with superior earnings growth potential of medium-sized (mid-cap) growth companies. The Fund focuses on companies with superior earnings growth potential that are no longer considered new or emerging, but may still be in the dynamic phase of their life cycles.

MML SMALL CAP VALUE EQUITY FUND

This Fund seeks to earn a high rate of return over an extended period. The Fund invests primarily in stocks of smaller capitalization companies with some unique product, market position, or operating characteristic which, in the portfolio manager's opinion distinguishes them and will result in above-average returns.

OPPENHEIMER AGGRESSIVE GROWTH FUND

Oppenheimer Capital Appreciation Fund seeks capital appreciation. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds. In seeking this objective the Fund will emphasize investment in securities of "growthtype" companies. Such companies are believed to have relatively favorable longterm prospects for an increased demand for the particular company's products or services.

VIP II CONTRAFUND PORTFOLIO

This Fund seeks capital appreciation by investing in the securities of companies whose value FMR believes is not fully recognized by the public. This Fund may be appropriate for policyowners who are willing to ride out stock market fluctuations in pursuit of potentially high long-term returns. The Fund is designed for those who are looking for an investment approach that follows a contrarian philosophy.

OPPENHEIMER GLOBAL SECURITIES FUND

Oppenheimer Global Securities Fund seeks longterm capital appreciation through investing a substantial portion of its invested assets in securities of foreign issuers, growthtype companies and special investment opportunities, such as anticipated acquisitions, mergers or other unusual developments, which are considered by OFI, in its capacity as investment manager of the Funds, to have appreciation possibilities. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock, convertible bonds and American Depository Receipts. Current income is not an investment objective of the Oppenheimer Global Securities Fund.

THE INVESTMENT ADVISERS

MassMutual serves as investment manager of each of the MML Funds pursuant to investment management agreements. Concert Capital Management, Inc. ("Concert") served as the investment subadviser to MML Equity Fund and the Equity Sector of the MML Blend Fund from 1993-1996. Concert merged with and into David L. Babson & Company, Inc. ("Babson") effective December 31, 1996. Both Concert and Babson are wholly-owned subsidiaries of Babson Acquisition Corporation, which is a controlled subsidiary of MassMutual. Effective January 1, 1997, Babson became the investment subadviser to MML Equity Fund and the Equity Sector of the MML Blend Fund. Both MassMutual and Babson are registered investment advisers under the Investment Advisers Act of 1940.

MassMutual entered into a sub-advisory agreement with Mellon Equity whereby Mellon Equity manages the investment and reinvestment of the assets of the MML Equity Index Fund.

OppenheimerFunds, Inc. ("OFI") is an investment adviser organized under the laws of Colorado as a corporation; it was originally organized in 1959. It (including a subsidiary) currently has assets aggregating over $62 billion as of December 31, 1997, with over three million shareholder accounts. OFI is owned by Oppenheimer Acquisition Corporation, a holding company owned in part by senior management of OFI and ultimately controlled by MassMutual. OFI serves as investment adviser to the Oppenheimer Trust. OFI is registered as an investment adviser under the Investment Advisers Act of 1940. OFI serves as Investment Adviser to the Oppenheimer Funds.

Citibank N.A., with its home office located at 111 Wall Street, New York, NY, 10005, acts as custodian for the MML Trust. Bank of New York, with its home office at One Wall Street, New York, NY 10015, acts as custodian for the Oppenheimer Trust.

MassMutual is also the investment adviser to MassMutual Corporate Investors and MassMutual Participation Investors, closed-end investment companies, certain wholly-owned subsidiaries of MassMutual, and various employee benefit plans. MassMutual is the investment sub-adviser to Oppenheimer Investment Grade Bond Fund and Oppenheimer Value Stock Fund, open-end management investment companies.

Fidelity Management & Research Company (FMR) is the investment adviser to the
VIP II Contrafund Portfolio.   FMR is the management arm of Fidelity
Investments(R) which was established in 1946. Fidelity Investments(R) has its principal business address at 82 Devonshire Street, Boston, Massachusetts. FMR handles the VIP II Contrafund business affairs and, with the assistance of affiliates, chooses the Fund's investments. Fidelity Management & Research (U.K.) Inc, in London, England, and Fidelity Management & Research (Far East) Inc, serve as sub-advisers for the VIP II Contrafund Portfolio.

T. Rowe Price Associates, Inc (T. Rowe Price) is the investment adviser to the
T. Rowe Price Mid-Cap Growth Portfolio.  T. Rowe Price was founded in 1937.  The
T. Rowe Price Equity Series, Inc. (the Corporation) was incorporated in Maryland in 1994, and is a diversified, open-end investment company. The Corporation is governed by a Board of Directors that meets regularly to review the Fund's investments, performance, expenses, and other business affairs. The policy of the Corporation is that a majority of Board members will be independent of T. Rowe Price.

American Century Investment Management, Inc. is the investment adviser to the American Century VP Income & Growth Fund. Under the laws of the state of Maryland, the Board of Directors is responsible for managing the business and affairs of the Fund. Acting pursuant to an investment management agreement entered into with the Fund, American Century Investment Management, Inc. serves as the manager of the Fund. Its principal place of business is American Century Tower, 4500 Main Street, Kansas City, Missouri. The manager has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958.

APPENDIX A

DEFINITION OF TERMS

Account Value: The sum of the Variable Account Value and the Fixed Account Value
-------------
of the Policy.

ADMINISTRATIVE OFFICE: MassMutual's Administrative Office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

ATTAINED AGE: The Issue Age of the Insured plus the number of completed Policy Years.

BENEFICIARY(IES): The person or persons specified by the Owner to receive some or all of the Death Benefit at the Insured's death.

DEATH BENEFIT: The amount paid following receipt of due proof of death of the Insured. The amount is equal to the benefit provided by the Death Benefit Option in effect on the date of death less any Policy Debt outstanding and any unpaid premium.

DEATH BENEFIT OPTION: The Policy offers three Death Benefit Options for determination of the amount of the Death Benefit. The Death Benefit Option is elected at the time of application and, subject to certain requirements, may be changed at a later date.

EXPENSE PREMIUM: The level of premium payment used to determine the Premium Expense Charges. The Expense Premium is based on the Issue Age, sex, and risk classification of the Insured in effect at the time of any premium payment.

FIXED ACCOUNT VALUE: The current Account Value that is allocated to the Guaranteed Principal Account.

FREE LOOK PERIOD: The Period during which an Owner may return the Policy for cancellation and refund.

GUARANTEED PRINCIPAL ACCOUNT ("GPA"): Part of our General Account, the GPA is a fixed account to and from which the Owner may make allocations and transfers.

INITIAL FACE AMOUNT: The amount of insurance coverage issued under the Policy. Subject to certain limitations, the Owner may change the Face Amount after issue.

INITIAL NET PREMIUM: The premium received before or at delivery of the Policy, reduced by the Premium Expense Charge.

INSURED:  The person whose life this Policy insures.

ISSUE AGE: The age of the Insured at his or her birthday nearest the Policy
Date.

ISSUE DATE: The date on which the suicide and contestability periods begin.

MINIMUM DEATH BENEFIT: The Death Benefit determined in accordance with the applicable Death Benefit Compliance Test. The applicable Test is either the Cash Value Test or the Guideline Premium Test, as chosen at the time of application.

MONTHLY CHARGE DATE: The monthly date on which the Monthly Charges for the Policy are deducted from the Account Value. The first Monthly Charge Date is the Policy Date, and subsequent Monthly Charge Dates are on the same day of each succeeding calendar month.

MONTHLY CHARGES: The charges assessed against the Policy Account Value on each Monthly Charge Date.

NET PREMIUM: The premium payment less the Premium Expense Charge we deduct.

NET SURRENDER VALUE: The amount payable to an Owner upon surrender of the Policy. It is equal to the Account Value less any surrender charges that apply and less any Policy Debt.

OWNER: The person or entity that owns the Policy.

POLICY: The flexible premium adjustable variable life insurance policy offered by MassMutual and described in this Prospectus.

POLICY ANNIVERSARY DATE: An anniversary of the Policy Date.

POLICY DATE: The date shown on the Policy that is the starting point for determining Policy Anniversary Dates, Policy Years, and Monthly Charge Dates.

POLICY DEBT: All outstanding Policy loans plus accrued loan interest.

POLICY VALUE: The Account Value less any outstanding Policy Debt during the first three Policy Years. It is equal to the Net Surrender Value in years four and later.

POLICY YEAR: A twelve-month period commencing with the Policy Date or a Policy Anniversary Date.

SAFETY TEST: On any day during the Guarantee Period as shown on the Policy Specifications page of Your Policy, the Safety Test is met if the result of premiums paid less amounts withdrawn, accumulated with interest to that day, equals or exceeds the Guarantee Period premium requirement as shown on the Policy Specification page of Your Policy accumulated with interest to that date.

SEPARATE ACCOUNT: The Policies' designated segment of the "MassMutual Variable Life Separate Account I" established by MassMutual under the laws of Massachusetts and registered as a unit investment trust with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940, as amended ("1940 Act"). The Separate Account is used to receive and invest Net Premiums for this Policy.

SUBSEQUENT NET PREMIUM: Any premium received after the Policy is delivered, reduced by the Premium Expense Charge.

TARGET PREMIUM: The level of premium payments used to determine commission payments and surrender charges. The Target Premium is based on the Issue Age, sex, and risk classification of the Insured.

VALUATION DATE: A date on which the net asset value of the shares of each Division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading.

VALUATION PERIOD: The period, consisting of one or more days, from one Valuation Date to the next succeeding Valuation Date.

Valuation Time: The time of the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on a Valuation Date. All actions that are to be performed on a Valuation Date will be performed as of the Valuation Time.

VARIABLE ACCOUNT VALUE: The total of the values of the Accumulation Units credited to the Policy in each Division of the Separate Account multiplied by the Owner's number of units in that Division.

WE: Refers to MassMutual.

YEAR OF COVERAGE: For the Initial Face Amount, each Policy Year is a Year of Coverage. For any increase in the Face Amount, each Year of Coverage is measured from the effective date of the increase.

YOU: Refers to the Owner.

APPENDIX B

EXAMPLES OF DEATH BENEFIT OPTION CHANGES

Example I - Change from Option 2 to Option 1

For a change from Option 2 to Option 1, the Face Amount is increased by the amount of the Account Value on the effective date of the change. For example, if the Policy has a Face Amount of $500,000 and an Account Value of $25,000, the Death Benefit under Option 2 is equal to the Face Amount plus the Account Value, or $525,000 If the Owner changes from Option 2 to Option 1, the Death Benefit under Option 1 is equal to the Policy Face Amount. Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 2 to $525,000 under Option 1.

EXAMPLE II - CHANGE FROM OPTION 3 TO OPTION 1

For a change from Option 3 to Option 1, the Face Amount is increased by the amount of the premiums paid to the effective date of the change. For example, if a Policy has a Face Amount of $500,000, and premium payments of $12,000 have been made to-date, the Policy Death Benefit under Option 3 is equal to the Face Amount plus the premiums paid, or $512,000. If the Owner changes from Option 3 to Option 1, the Death Benefit under Option 1 is equal to the Policy Face Amount. Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 3 to $512,000 under Option 1.

EXAMPLE III- CHANGE FROM OPTION 1 TO OPTION 2

For a change from Option 1 to Option 2, the Face Amount will be decreased by the amount of the Account Value on the effective date of the change. For example, if the Policy has a Face Amount of $700,000 and an Account Value of $25,000, under Option 1 the Death Benefit is equal to the Face Amount, or $700,000. If the Owner changes from Option 1 to Option 2, the Death Benefit under Option 2 is equal to the Face Amount plus the Account Value. Since the Death Benefit does not change as the result of a Death Benefit Option change, the Face Amount will be decreased by $25,000 to $675,000, and the Death Benefit under Option 2 after the change will remain $700,000.

EXAMPLE IV - CHANGE FROM OPTION 1 TO OPTION 3

For a change from Option 1 to Option 3, the Face Amount will be decreased by the amount of the premiums paid to the effective date of the change. For example, if the Policy has a Face Amount of $700,000 and premiums paid to-date are $30,000, the Death Benefit under Option 1 is equal to the Face Amount, or $700,000. If the Owner changes from Option 1 to Option 3, the Death Benefit under Option 3 is equal to the Face Amount plus the premiums paid to-date.
Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be decreased from $700,000 under Option 1 to $670,000 under Option 3.

EXAMPLE V - CHANGE FROM OPTION 2 TO OPTION 3, OR FROM OPTION 3 TO OPTION 2

For a change from Option 2 to Option 3 or from Option 3 to Option 2, the Face Amount is changed (increased or decreased) by the difference between the Account Value and the premiums paid less any premium refunds. For example, if the Policy has a Face Amount of $1,000,000, and an Account Value of $70,000, and premiums paid of $25,000, the Death Benefit under Option 2 is equal to the Account Value plus the Face Amount, or $1,070,000. If the Owner changes from Option 2 to Option 3, the Death Benefit under Option 3 is equal to the Face Amount plus the premiums paid less any premium refunds. Since the Death Benefit under a Policy does not immediately change as the result of a Death Benefit Option change, the Face Amount will be increased by the difference between the Account Value and the premiums paid, or $45,000, to $1,045,000 under Option 3, maintaining a Death Benefit of $1,070,000.

A similar type of change would be made for a change from Option 3 to Option 2.

APPENDIX C
Rates of Return
From time to time, the Company may report different types of historical performance for the Divisions of the Separate Account available under the Policy. The Company may report the average annual total returns of the funds over various time periods. Such returns will reflect an annual reduction for investment management fees and fund expenses, but not deductions at the Separate Account or Policy level for Mortality and Expense Risk Charges and Policy expenses, which, if included, would reduce performance.

The Company will accompany the returns of the funds with at least one of the following: (i) returns, for the same periods as shown for the funds, which include deductions under the Separate Account for the Mortality and Expense Risk Charge in addition to deductions of investment management fees and fund expenses, but not other charges under the Policy; or (ii) an illustration of Account Values and Net Surrender Values as of the performance reporting date for hypothetical Insureds of given ages, sexes, risk classifications, premium levels and Initial Face Amounts. Each illustration will assume 100% of each Net Premium was allocated to the Division of the Separate Account illustrated. The Net Surrender Value figures will assume all fund charges, the Mortality and Expense Risk Charge, and all other Policy charges are deducted. The Account Value figures will assume all charges except the Surrender Charge are deducted.

We also may distribute sales literature comparing the percentage change in the net asset values of the funds or in the Accumulation Unit Values for any of the Divisions of the Separate Account to established market indices, such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the Divisions of the Separate Account being compared.

Tables 1 and 2 show the Effective Annual Rates of Return and One Year Total Returns, respectively, of the funds based on the actual investment performance (after deduction of investment management fees and direct operating expenses) underlying each Division of the Separate Account. Table 1 shows figures for periods ended December 31, 1997, while Table 2 shows December 31 annualized figures. These rates do not reflect the Mortality and Expense Risk Charges assessed against the Separate Account. Tables 1 and 2 do not reflect deductions from premiums or Monthly Charges assessed against the Account Value of the Policies, nor do they reflect the Policy's Surrender Charges. (For a discussion of these charges, please see CHARGES AND DEDUCTIONS.) Therefore, these rates are not illustrative of how actual investment performance will affect the benefits under the Policy (see, however, PERFORMANCE ILLUSTRATION). The rates of return shown are not necessarily indicative of future performance. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.

                                    TABLE 1
                        EFFECTIVE ANNUAL RATES OF RETURN
                            AS OF DECEMBER 31, 1997

             Fund                    Since        15 Years       10 Years          5 Years            1 Year
                                   Inception
----------------------------------------------------------------------------------------------------------------

MML Equity                              14.78%        16.19%          16.44%            18.25%             28.59
MML Blend                               13.67%          ---           13.68%            13.81%             20.89%
MML Managed Bond                        10.37%         9.73%           9.08%             7.79%              9.91%
MML Money Market                         6.73%         6.44%           5.63%             4.47%              5.18%
MML Small Cap Value Equity                              ---           17.15%            16.99%             36.36%
MML Equity Index                                        ---             ---               ---
Oppenheimer Global Securities           12.26%          ---             ---             18.81%             22.42
Oppenheimer Aggressive Growth           15.31%          ---           16.23%            15.92%             11.67%
Oppenheimer Growth                      15.43%          ---           16.67%            18.61%             26.68%
Oppenheimer Strategic Bond               7.64%          ---             ---               ---               8.71%
VIP II Contrafund Portfolio             28.11%          ---             ---               ---              24.41%
Mid-Cap Growth Portfolio
VP Income & Growth                        7.8%          ---             ---              21.8%             7.8%*

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

*since inception.

Dates of inception:
MML Equity Fund-9/15/71                         MML Blend Fund-2/3/84
Managed Bond Fund- 12/16/81                     MML Small Cap Value Equity Fund-6/X/98
MML Money Market Fund-11/12/90                  MML Equity Index Fund 4/30/97
Oppenheimer Global Securities Fund-11/12/90     Oppenheimer Aggressive Growth Fund 8/15/86
Oppenheimer Growth Fund  4/3/85                 Oppenheimer Strategic Bond Fund  5/3/93
VIP II Contrafund Portfolio January 3, 1995     Mid-Cap Growth Portfolio  XXX
VP Income & Growth  10/30/97

Performance for MML Small Cap Value Equity Fund for years prior to 1998 are returns of a substantially identical fund which commenced operations x/x/xx. Performance of VP Income & Growth for years prior to 1997 are the returns of AC Income & Growth fund, a substantially identical fund which commenced operations12/17/90.

                                    TABLE 2
                             ONE YEAR TOTAL RETURNS

Year        MML Equity    MML MONEY MARKET    MML BOND    MML BLEND      MML SMALL CAP        OPPENHEIMER
 Ended                                                                   VALUE EQUITY           GROWTH
----------------------------------------------------------------------------------------------------------
1997            28.59%               5.18%       9.91%        20.89%             36.36%              26.68%
1996            20.25%               5.01%       3.25%        13.95%             22.82%              25.20%
1995            31.13%               5.58%      19.14%        23.28%             20.01%              36.65%
1994             4.10%               3.84%      (3.76%)        2.48%             (4.43%)              0.98%
1993             9.52%               2.75%      11.81%         9.70%             14.08%               7.25%
1992            10.48%               3.48%       7.31%         9.36%             17.10%              14.53%
1991            25.56%               6.01%      16.66%        24.00%             29.34%              25.54%
1990            (0.51%)              8.12%       8.38%         2.37%             (5.42%)             (8.21%)
1989            23.04%               9.16%      12.83%        19.96%             18.33%              23.59%
1988            16.68%               7.39%       7.13%        13.40%             31.06%              22.09%
1987             2.10%               6.49%       2.60%         3.12%              5.78%               3.32%
1986            20.15%               6.60%      14.46%        18.30%             11.69%              17.76%
1985            30.54%               8.03%      19.94%        24.88%             18.33%               9.50%*
1984             5.40%              10.39%      11.69%         8.24%*                                  ---
1983            22.85%               8.97%       7.26%          ---                                    ---
1982            25.67%              11.12%*     22.79%*         ---                                    ---
1981             6.67%                ---         ---           ---                                    ---
1980            27.62%                ---         ---           ---                                    ---
1979            19.54%                ---         ---           ---                                    ---
1978             3.71%                ---         ---           ---                                    ---
1977            (0.52%)               ---         ---           ---                                    ---
1976            24.77%                ---         ---           ---                                    ---
1975            32.85%                ---         ---           ---                                    ---
1974           (17.61%)*              ---         ---           ---                                    ---

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

*since inception.

Dates of inception:
MML Equity Fund-9/15/71                        MML Blend Fund-2/3/84
Managed Bond Fund- 12/16/81                    MML Small Cap Value Equity Fund-6/X/98
MML Money Market Fund-11/12/90                 MML Equity Index Fund 4/30/97
Oppenheimer Global Securities Fund-11/12/90    Oppenheimer Aggressive Growth Fund 8/15/86
Oppenheimer Growth Fund  4/3/85                Oppenheimer Strategic Bond Fund  5/3/93
VIP II Contrafund Portfolio  January 3, 1995   Mid-Cap Growth Portfolio  XXX
VP Income & Growth  10/30/97

Performance for MML Small Cap Value Equity Fund for years prior to 1998 are returns of a substantially identical fund which commenced operations x/x/xx. Performance of VP Income & Growth for years prior to 1997 are the returns of AC Income & Growth fund, a substantially identical fund which commenced operations 12/17/90.

                                    TABLE 2
                             ONE YEAR TOTAL RETURNS

  Year         OPPENHEIMER            OPPENHEIMER            OPPENHEIMER           VIP II          MID CAP        VP INCOME &
 Ended        STRATEGIC BOND           AGGRESSIVE               GLOBAL           CONTRA-FUND       GROWTH           GROWTH
                                         GROWTH               SECURITIES          PORTFOLIO       PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------
    1997         8.71%                         11.67%                 22.42%           24.14%
    1996         12.07%                        20.16%                 17.80%           21.22%
    1995         15.33%                        32.52%                  2.24%         39.72%*
    1994        (5.85%)                        (7.50%)                (5.72%)            ---
    1993         4.25%*                        27.32%                 70.32%             ---
    1992          ---                          15.42%                 (7.11%)            ---
    1991          ---                          54.72%                  3.39%             ---
    1990          ---                         (16.32%)                 0.40%             ---
    1989          ---                          27.39%                   ---              ---
    1988          ---                          13.41%                   ---              ---
    1987          ---                          14.34%                   ---              ---
    1986          ---                       (1.65%)*                    ---              ---
    1985          ---                            ---                    ---              ---
    1984          ---                            ---                    ---              ---
    1983          ---                            ---                    ---              ---
    1982          ---                            ---                    ---              ---
    1981          ---                            ---                    ---              ---
    1980          ---                            ---                    ---              ---
    1979          ---                            ---                    ---              ---
    1978          ---                            ---                    ---              ---
    1977          ---                            ---                    ---              ---
    1976          ---                            ---                    ---              ---
    1975          ---                            ---                    ---              ---
    1974          ---                            ---                    ---              ---

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

*  since inception.

Dates of inception:
MML Equity Fund-9/15/71                           MML Blend Fund-2/3/84
Managed Bond Fund- 12/16/81                       MML Small Cap Value Equity Fund-6/X/98
MML Money Market Fund-11/12/90                    MML Equity Index Fund 4/30/97
Oppenheimer Global Securities Fund-11/12/90       Oppenheimer Aggressive Growth Fund 8/15/86
Oppenheimer Growth Fund  4/3/85                   Oppenheimer Strategic Bond Fund  5/3/93
VIP II Contrafund Portfolio  January 3, 1995      Mid-Cap Growth Portfolio  XXX
VP Income & Growth  10/30/97

Performance for MML Small Cap Value Equity Fund for years prior to 1998 are returns of a substantially identical fund which commenced operations x/x/xx. Performance of VP Income & Growth for years prior to 1997 are the returns of AC Income & Growth fund, a substantially identical fund which commenced operations 12/17/90

Appendix D

ILLUSTRATION OF DEATH BENEFITS, NET SURRENDER VALUES, AND ACCUMULATED PREMIUMS

The following tables illustrate the way in which a Policy operates. They show how the Death Benefit and Net Surrender Value could vary over an extended period of time assuming the funds experience hypothetical gross rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized), equivalent to constant gross annual rates of 0%, 6%, and 12%. The tables are based on annual premium payments of $5,000 for a Select-Preferred Male age 35. Select-Preferred is MassMutual's best risk classification.
Separate tables are shown for the current and guaranteed schedules of charges. These tables will assist in the comparison of Death Benefits and Net Surrender Values for the Policy with those of other variable life policies.

The Death Benefits and Net Surrender Values for a Policy would be different from the amounts shown if the rates of return averaged 0%, 6%, and 12% over a period of years, but varied above and below that average in individual Policy Years. They also would differ if any Policy loan were made during the period of time illustrated. They also would be different depending on the allocation of investment value to each Division. They would be different depending on the allocation of investment value to each Division if the rates of return for all funds averaged 0%, 6%, and 12% but varied above or below that average for particular funds.

The Death Benefits and Net Surrender Values shown in Tables 1,2,3,7,8, and 9 reflect the following current charges:

 .  Administrative Charges of $12 per month per Policy in Policy Years 1-10, and
   $6 per month in Policy Years 11 and beyond.

 .  Face Amount Charges of $0.13 per month per $1,000 of Face Amount in Coverage
   Years 1-10.

 . Insurance Charges based on the current rates being charged by the Company for Select-Preferred, fully underwritten risks.

 . Mortality and Expense Risk Charges of 0.25% on an annual basis of the daily net asset value of the Separate Account in all Policy Years.

 . Fund level expenses of 0.66% on an annual basis of the net asset value of the Separate Account. These expenses represent the unweighted average of all fund expenses.

The Death Benefits and Net Surrender Values shown in Tables 4,5,6,10,11, and 12 reflect the following guaranteed maximum charges as well as the current fund level expenses.

 .  Administrative Charges equal to $12 per month per policy in all years.

 .  Face Amount Charge of $0.13 per month per $1,000 of Face Amount in Coverage
   Years 1-10.

 .  Insurance Charges based on the 1980 CSO Mortality Table.

 . Mortality and Expense Risk Charges equal to 0.90% on an annual basis of the daily net asset value of the Separate Account in all years.

Net Surrender Values shown in the Tables reflect the deduction of Surrender Charges in the first 10 Policy Years. The Surrender Charge in the first year is the Target Premium or $60 per $1,000 of Face Amount if less. In each of Years two through 10, the Surrender Charge is equal to the Surrender Charge in the prior year reduced by 10% of the Surrender Charge in the first year.

Taking the current Mortality and Expense Risk Charge and the fund level expenses into account, the gross rates of 0%, 6%, and 12% are - 0.91%, 5.09%, and 11.09% respectively on a net basis.

                                    TABLE 1

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 1                                              $1 million Initial Face Amount
Current Schedule of Charges                                         Guideline Premium Test


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,000,000    1,000,000    1,000,000        334        538          743
     2                    10,763   1,000,000    1,000,000    1,000,000      3,150      3,723        4,323
     3                    16,551   1,000,000    1,000,000    1,000,000      5,940      7,055        8,270
     4                    22,628   1,000,000    1,000,000    1,000,000      8,704     10,542       12,622
     5                    29,010   1,000,000    1,000,000    1,000,000     11,443     14,189       17,425
     6                    35,710   1,000,000    1,000,000    1,000,000     14,157     18,007       22,728
     7                    42,746   1,000,000    1,000,000    1,000,000     16,848     22,005       28,588
     8                    50,133   1,000,000    1,000,000    1,000,000     19,514     26,191       35,063
     9                    57,889   1,000,000    1,000,000    1,000,000     22,157     30,576       42,226
     10                   66,034   1,000,000    1,000,000    1,000,000     24,779     35,170       50,150
     15                  113,287   1,000,000    1,000,000    1,000,000     47,009     72,878      117,711
     20                  173,596   1,000,000    1,000,000    1,000,000     67,862    120,623      230,920
     25                  250,567   1,000,000    1,000,000    1,000,000     87,352    181,233      421,210
     30                  348,804   1,000,000    1,000,000    1,000,000    104,787    257,624      741,206
     35                  474,182   1,000,000    1,000,000    1,484,488    117,746    352,205    1,279,731
     40                  634,199   1,000,000    1,000,000    2,337,618    122,088    467,775    2,184,690
     45                  838,426   1,000,000    1,000,000    3,890,699    106,292    606,183    3,705,428
     50                1,099,077   1,000,000    1,000,000    6,558,856     42,156    771,911    6,246,530
---------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,614                2,818                3,023
                       2                                      5,202                5,775                6,375
                       3                                      7,764                8,879               10,094
                       4                                     10,300               12,138               14,218
                       5                                     12,811               15,557               18,793
                       6                                     15,297               19,147               23,868
                       7                                     17,760               22,917               29,500
                       8                                     20,198               26,875               35,747
                       9                                     22,613               31,032               42,682
                      10                                     25,007               35,398               50,378
                      15                                     47,009               72,878              117,711
-------------------------------------------------------------------------------------------------------------

                                    TABLE 2

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 2                                              $1 million Initial Face Amount
Current Schedule of Charges                                         Guideline Premium Test


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,025,207    1,026,766     1,028,327     22,927       24,486        26,047
     2                    10,763   1,050,183    1,054,880     1,059,764     48,131       52,828        57,712
     3                    16,551   1,074,931    1,084,407     1,094,652     73,107       82,583        92,828
     4                    22,628   1,099,452    1,115,421     1,133,370     97,856      113,825       131,774
     5                    29,010   1,123,749    1,147,995     1,176,340    122,381      146,627       174,972
     6                    35,710   1,147,823    1,182,208     1,224,027    146,683      181,068       222,887
     7                    42,746   1,171,679    1,218,145     1,276,953    170,767      217,233       276,041
     8                    50,133   1,195,315    1,255,891     1,335,690    194,631      255,207       335,006
     9                    57,889   1,218,738    1,295,539     1,400,881    218,282      295,083       400,425
     10                   66,034   1,241,949    1,337,185     1,473,234    241,721      336,957       473,006
     15                  113,287   1,366,570    1,592,801     1,989,232    366,570      592,801       989,232
     20                  173,596   1,485,466    1,919,454     2,916,967    485,466      919,454     1,857,941
     25                  250,567   1,598,595    2,336,611     4,449,072    598,595    1,336,611     3,320,203
     30                  348,804   1,705,361    2,868,533     7,052,392    705,361    1,868,533     5,780,649
     35                  474,182   1,803,169    3,543,951    11,502,713    803,169    2,543,951     9,916,132
     40                  634,199   1,887,417    4,397,231    18,045,368    887,417    3,397,231    16,864,830
     45                  838,426   1,945,472    5,463,132    29,967,618    945,472    4,463,132    28,540,589
     50                1,099,077   1,949,525    6,768,468    50,453,846    949,525    5,768,468    48,051,282
-------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                     25,207               26,766               28,327
                       2                                     50,183               54,880               59,764
                       3                                     74,931               84,407               94,652
                       4                                     99,452              115,421              133,370
                       5                                    123,749              147,995              176,340
                       6                                    147,823              182,208              224,027
                       7                                    171,679              218,145              276,953
                       8                                    195,315              255,891              335,690
                       9                                    218,738              295,539              400,881
                      10                                    241,949              337,185              473,234
                      15                                    366,570              592,801              989,232
-------------------------------------------------------------------------------------------------------------

                                    TABLE 3

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 3                                              $1 million Initial Face Amount
Current Schedule of Charges                                         Guideline Premium Test


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,005,000    1,005,000    1,005,000        334        538          743
     2                    10,763   1,010,000    1,010,000    1,010,000      3,150      3,723        4,323
     3                    16,551   1,015,000    1,015,000    1,015,000      5,939      7,055        8,269
     4                    22,628   1,020,000    1,020,000    1,020,000      8,704     10,541       12,622
     5                    29,010   1,025,000    1,025,000    1,025,000     11,443     14,189       17,424
     6                    35,710   1,030,000    1,030,000    1,030,000     14,156     18,006       22,727
     7                    42,746   1,035,000    1,035,000    1,035,000     16,846     22,004       28,586
     8                    50,133   1,040,000    1,040,000    1,040,000     19,511     26,188       35,061
     9                    57,889   1,045,000    1,045,000    1,045,000     22,155     30,572       42,222
     10                   66,034   1,050,000    1,050,000    1,050,000     24,776     35,166       50,145
     15                  113,287   1,075,000    1,075,000    1,075,000     46,996     72,862      117,691
     20                  173,596   1,100,000    1,100,000    1,100,000     67,820    120,568      230,847
     25                  250,567   1,125,000    1,125,000    1,125,000     87,217    181,057      420,967
     30                  348,804   1,150,000    1,150,000    1,150,000    104,354    257,054      740,405
     35                  474,182   1,175,000    1,175,000    1,675,412    116,263    350,261    1,277,941
     40                  634,199   1,200,000    1,200,000    2,534,397    117,630    461,822    2,181,680
     45                  838,426   1,225,000    1,225,000    4,110,386     93,436    588,687    3,700,368
     50                1,099,077   1,250,000    1,250,000    6,799,947      6,016    721,521    6,238,045
---------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,614                2,818                3,023
                       2                                      5,202                5,775                6,375
                       3                                      7,763                8,897               10,093
                       4                                     10,300               12,137               14,218
                       5                                     12,811               15,557               18,792
                       6                                     15,296               19,146               23,867
                       7                                     17,758               22,916               29,498
                       8                                     20,195               26,872               35,745
                       9                                     22,611               31,028               42,678
                      10                                     25,004               35,394               50,373
                      15                                     46,996               72,862              117,691
-------------------------------------------------------------------------------------------------------------

                                    TABLE 4

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 1                                              $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges               Guideline Premium Test
 and Current Fund Level Charges


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,000,000    1,000,000    1,000,000         0          0            0
     2                    10,763   1,000,000    1,000,000    1,000,000     1,093      1,666        2,266
     3                    16,551   1,000,000    1,000,000    1,000,000     4,103      5,218        6,431
     4                    22,628   1,000,000    1,000,000    1,000,000     7,082      8,918       10,996
     5                    29,010   1,000,000    1,000,000    1,000,000    10,030     12,772       16,003
     6                    35,710   1,000,000    1,000,000    1,000,000    12,944     16,786       21,498
     7                    42,746   1,000,000    1,000,000    1,000,000    15,822     20,966       27,533
     8                    50,133   1,000,000    1,000,000    1,000,000    18,663     25,317       34,164
     9                    57,889   1,000,000    1,000,000    1,000,000    21,463     29,845       41,454
     10                   66,034   1,000,000    1,000,000    1,000,000    24,220     34,557       49,473
     15                  113,287   1,000,000    1,000,000    1,000,000    43,028     68,091      111,942
     20                  173,596   1,000,000    1,000,000    1,000,000    59,112    108,823      214,797
     25                  250,567   1,000,000    1,000,000    1,000,000    71,149    157,479      385,159
     30                  348,804   1,000,000    1,000,000    1,000,000    75,246    212,620      668,893
     35                  474,182   1,000,000    1,000,000    1,330,487    60,952    267,213    1,146,972
     40                  634,199   1,000,000    1,000,000    2,081,623     4,635    304,180    1,945,442
     45                  838,426           0    1,000,000    3,441,960         0    273,274    3,278,057
     50                1,099,077           0    1,000,000    5,728,265         0     34,778    5,455,490
--------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,613                2,817                3,022
                       2                                      5,197                5,770                6,370
                       3                                      7,751                8,866               10,079
                       4                                     10,274               12,110               14,188
                       5                                     12,766               15,508               18,739
                       6                                     15,224               19,066               23,778
                       7                                     17,646               22,790               29,357
                       8                                     20,031               26,685               35,532
                       9                                     22,375               30,757               42,366
                      10                                     24,676               35,013               49,929
                      15                                     43,028               68,091              111,942
-------------------------------------------------------------------------------------------------------------

                                    TABLE 5

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 2                                              $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges               Guideline Premium Test
 and Current Fund Level Charges


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,002,613    1,002,817    1,003,022         0          0            0
     2                    10,763   1,005,197    1,005,770    1,006,370     1,093      1,666        2,266
     3                    16,551   1,007,750    1,008,865    1,010,079     4,102      5,217        6,431
     4                    22,628   1,010,274    1,012,109    1,014,187     7,082      8,917       10,995
     5                    29,010   1,012,765    1,015,507    1,018,737    10,029     12,771       16,001
     6                    35,710   1,015,223    1,019,064    1,023,776    12,943     16,784       21,496
     7                    42,746   1,017,644    1,022,787    1,029,352    15,820     20,963       27,528
     8                    50,133   1,020,026    1,026,679    1,035,524    18,658     25,311       34,156
     9                    57,889   1,022,369    1,030,749    1,042,353    21,457     29,837       41,441
     10                   66,034   1,024,667    1,035,000    1,049,909    24,211     34,544       49,453
     15                  113,287   1,042,980    1,068,008    1,111,797    42,980     68,008      111,797
     20                  173,596   1,058,923    1,108,445    1,214,001    58,923    108,445      214,001
     25                  250,567   1,070,542    1,156,025    1,381,409    70,542    156,025      381,409
     30                  348,804   1,073,567    1,207,675    1,652,888    73,567    207,675      652,888
     35                  474,182   1,056,923    1,251,441    2,084,731    56,923    251,441    1,084,731
     40                  634,199           0    1,258,378    2,756,462         0    258,378    1,756,462
     45                  838,426           0    1,154,806    3,760,494         0    154,806    2,760,494
     50                1,099,077           0            0    5,211,472         0          0    4,211,472
--------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                              0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,613                2,817                3,022
                       2                                      5,197                5,770                6,370
                       3                                      7,750                8,865               10,079
                       4                                     10,274               12,109               14,187
                       5                                     12,765               15,507               18,737
                       6                                     15,223               19,064               23,776
                       7                                     17,644               22,787               29,352
                       8                                     20,026               26,679               35,524
                       9                                     22,369               30,749               42,353
                      10                                     24,667               35,000               49,909
                      15                                     42,980               68,008              111,797
-------------------------------------------------------------------------------------------------------------

                                    TABLE 6

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 3                                              $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges               Guideline Premium Test
 and Current Fund Level Charges


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,005,000    1,005,000    1,005,000         0          0            0
     2                    10,763   1,010,000    1,010,000    1,010,000     1,093      1,666        2,266
     3                    16,551   1,015,000    1,015,000    1,015,000     4,102      5,217        6,431
     4                    22,628   1,020,000    1,020,000    1,020,000     7,082      8,917       10,995
     5                    29,010   1,025,000    1,025,000    1,025,000    10,028     12,770       16,001
     6                    35,710   1,030,000    1,030,000    1,030,000    12,941     16,783       21,495
     7                    42,746   1,035,000    1,035,000    1,035,000    15,818     20,961       27,527
     8                    50,133   1,040,000    1,040,000    1,040,000    18,655     25,308       34,154
     9                    57,889   1,045,000    1,045,000    1,045,000    21,451     29,832       41,439
     10                   66,034   1,050,000    1,050,000    1,050,000    24,203     34,537       49,450
     15                  113,287   1,075,000    1,075,000    1,075,000    42,941     67,986      111,814
     20                  173,596   1,100,000    1,100,000    1,100,000    58,789    108,417      214,275
     25                  250,567   1,125,000    1,125,000    1,125,000    70,109    156,130      383,334
     30                  348,804   1,150,000    1,150,000    1,150,000    72,195    208,550      663,145
     35                  474,182   1,175,000    1,175,000    1,489,323    52,198    255,299    1,133,037
     40                  634,199           0    1,200,000    2,256,710         0    270,255    1,922,159
     45                  838,426           0    1,225,000    3,626,131         0    173,984    3,239,172
     50                1,099,077           0            0    5,910,674         0          0    5,391,118
--------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,613                2,817                3,022
                       2                                      5,197                5,770                6,370
                       3                                      7,750                8,865               10,079
                       4                                     10,274               12,109               14,187
                       5                                     12,764               15,506               18,737
                       6                                     15,221               19,063               23,775
                       7                                     17,642               22,785               29,351
                       8                                     20,023               26,676               35,522
                       9                                     22,363               30,744               42,351
                      10                                     24,659               34,993               49,906
                      15                                     42,941               67,986              111,814
-------------------------------------------------------------------------------------------------------------

                                    TABLE 7

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 1                                              $1 million Initial Face Amount
Current Schedule of Charges                                         Cash Value Test


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
     1                     5,250   1,000,000    1,000,000    1,000,000          0          0            0
     2                    10,763   1,000,000    1,000,000    1,000,000      1,098      1,671        2,271
     3                    16,551   1,000,000    1,000,000    1,000,000      4,116      5,231        6,446
     4                    22,628   1,000,000    1,000,000    1,000,000      7,108      8,946       11,026
     5                    29,010   1,000,000    1,000,000    1,000,000     10,075     12,821       16,057
     6                    35,710   1,000,000    1,000,000    1,000,000     13,017     16,867       21,588
     7                    42,746   1,000,000    1,000,000    1,000,000     15,936     21,093       27,676
     8                    50,133   1,000,000    1,000,000    1,000,000     18,830     25,507       34,379
     9                    57,889   1,000,000    1,000,000    1,000,000     21,701     30,120       41,770
     10                   66,034   1,000,000    1,000,000    1,000,000     24,551     34,942       49,922
     15                  113,287   1,000,000    1,000,000    1,000,000     47,009     72,878      117,711
     20                  173,596   1,000,000    1,000,000    1,000,000     67,862    120,623      230,920
     25                  250,567   1,000,000    1,000,000    1,099,249     87,352    181,233      421,200
     30                  348,804   1,000,000    1,000,000    1,613,848    104,787    257,624      740,258
     35                  474,182   1,000,000    1,000,000    2,343,307    117,746    352,205    1,271,896
     40                  634,199   1,000,000    1,000,000    3,405,858    122,088    467,775    2,152,330
     45                  838,426   1,000,000    1,000,000    5,009,398    106,292    606,183    3,594,668
     50                1,099,077   1,000,000    1,000,000    7,471,496     42,156    771,911    5,922,666
---------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,614                2,818                3,023
                       2                                      5,202                5,775                6,375
                       3                                      7,764                8,879               10,094
                       4                                     10,300               12,138               14,218
                       5                                     12,811               15,557               18,793
                       6                                     15,297               19,147               23,868
                       7                                     17,760               22,917               29,500
                       8                                     20,198               26,875               35,747
                       9                                     22,613               31,032               42,682
                      10                                     25,007               35,398               50,378
                      15                                     47,009               72,878              117,711
-------------------------------------------------------------------------------------------------------------

                                    TABLE 8

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 2                                              $1 million Initial Face Amount
Current Schedule of Charges                                         Cash Value Test


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,002,614    1,002,818    1,003,023          0          0            0
     2                    10,763   1,005,202    1,005,775    1,006,375      1,098      1,671        2,271
     3                    16,551   1,007,763    1,008,879    1,010,093      4,115      5,231        6,445
     4                    22,628   1,010,300    1,012,137    1,014,218      7,108      8,945       11,026
     5                    29,010   1,012,811    1,015,557    1,018,792     10,075     12,821       16,056
     6                    35,710   1,015,297    1,019,147    1,023,867     13,017     16,867       21,587
     7                    42,746   1,017,759    1,022,916    1,029,498     15,935     21,092       27,674
     8                    50,133   1,020,196    1,026,873    1,035,745     18,828     25,505       34,377
     9                    57,889   1,022,612    1,031,029    1,042,679     21,700     30,117       41,767
     10                   66,034   1,025,005    1,035,395    1,050,374     24,549     34,939       49,918
     15                  113,287   1,047,002    1,072,865    1,117,689     47,002     72,865      117,689
     20                  173,596   1,067,835    1,120,569    1,230,808     67,835    120,569      230,808
     25                  250,567   1,087,260    1,181,022    1,420,684     87,260    181,022      420,684
     30                  348,804   1,104,485    1,256,808    1,738,719    104,485    256,808      738,719
     35                  474,182   1,116,723    1,348,914    2,337,610    116,723    348,914    1,268,804
     40                  634,199   1,119,178    1,456,178    3,397,704    119,178    456,178    2,147,178
     45                  838,426   1,099,003    1,567,747    4,997,514     99,003    567,747    3,586,141
     50                1,099,077   1,028,123    1,651,595    7,453,869     28,123    651,595    5,908,693
---------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,614                2,818                3,023
                       2                                      5,202                5,775                6,375
                       3                                      7,763                8,879               10,093
                       4                                     10,300               12,137               14,218
                       5                                     12,811               15,557               18,792
                       6                                     15,297               19,147               23,867
                       7                                     17,759               22,916               29,498
                       8                                     20,196               26,873               35,745
                       9                                     22,612               31,029               42,679
                      10                                     25,005               35,395               50,374
                      15                                     47,002               72,865              117,689
-------------------------------------------------------------------------------------------------------------

                                    TABLE 9

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 3                                              $1 million Initial Face Amount
Current Schedule of Charges                                         Cash Value Test


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,005,000    1,005,000    1,005,000          0          0            0
     2                    10,763   1,010,000    1,010,000    1,010,000      1,098      1,671        2,271
     3                    16,551   1,015,000    1,015,000    1,015,000      4,115      5,231        6,445
     4                    22,628   1,020,000    1,020,000    1,020,000      7,108      8,945       11,026
     5                    29,010   1,025,000    1,025,000    1,025,000     10,075     12,821       16,056
     6                    35,710   1,030,000    1,030,000    1,030,000     13,016     16,866       21,587
     7                    42,746   1,035,000    1,035,000    1,035,000     15,934     21,092       27,674
     8                    50,133   1,040,000    1,040,000    1,040,000     18,827     25,504       34,377
     9                    57,889   1,045,000    1,045,000    1,045,000     21,699     30,116       41,766
     10                   66,034   1,050,000    1,050,000    1,050,000     24,548     34,938       49,917
     15                  113,287   1,075,000    1,075,000    1,075,000     46,996     72,862      117,691
     20                  173,596   1,100,000    1,100,000    1,100,000     67,820    120,568      230,847
     25                  250,567   1,125,000    1,125,000    1,223,640     87,217    181,057      420,967
     30                  348,804   1,150,000    1,150,000    1,762,975    104,354    257,054      739,858
     35                  474,182   1,175,000    1,175,000    2,517,072    116,263    350,261    1,271,226
     40                  634,199   1,200,000    1,200,000    3,604,091    117,630    461,822    2,151,214
     45                  838,426   1,225,000    1,225,000    5,231,822     93,436    588,687    3,592,820
     50                1,099,077   1,250,000    1,250,000    7,717,676      6,016    721,521    5,919,637
---------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,614                2,818                3,023
                       2                                      5,202                5,775                6,375
                       3                                      7,763                8,879               10,093
                       4                                     10,300               12,137               14,218
                       5                                     12,811               15,557               18,792
                       6                                     15,296               19,146               23,867
                       7                                     17,758               22,916               29,498
                       8                                     20,195               26,872               35,745
                       9                                     22,611               31,028               42,678
                      10                                     25,004               35,394               50,373
                      15                                     46,996               72,862              117,691
-------------------------------------------------------------------------------------------------------------

                                    TABLE 10

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 1                                              $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges               Cash Value Test
 and Current Fund Level Charges


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,000,000    1,000,000    1,000,000         0          0            0
     2                    10,763   1,000,000    1,000,000    1,000,000     1,093      1,666        2,266
     3                    16,551   1,000,000    1,000,000    1,000,000     4,103      5,218        6,431
     4                    22,628   1,000,000    1,000,000    1,000,000     7,082      8,918       10,996
     5                    29,010   1,000,000    1,000,000    1,000,000    10,030     12,772       16,003
     6                    35,710   1,000,000    1,000,000    1,000,000    12,944     16,786       21,498
     7                    42,746   1,000,000    1,000,000    1,000,000    15,822     20,966       27,533
     8                    50,133   1,000,000    1,000,000    1,000,000    18,663     25,317       34,164
     9                    57,889   1,000,000    1,000,000    1,000,000    21,463     29,845       41,454
     10                   66,034   1,000,000    1,000,000    1,000,000    24,220     34,557       49,473
     15                  113,287   1,000,000    1,000,000    1,000,000    43,028     68,091      111,942
     20                  173,596   1,000,000    1,000,000    1,000,000    59,112    108,823      214,797
     25                  250,567   1,000,000    1,000,000    1,005,187    71,149    157,479      385,159
     30                  348,804   1,000,000    1,000,000    1,449,851    75,246    212,620      665,034
     35                  474,182   1,000,000    1,000,000    2,049,471    60,952    267,213    1,112,408
     40                  634,199   1,000,000    1,000,000    2,859,131     4,635    304,180    1,806,827
     45                  838,426           0    1,000,000    3,951,080         0    273,274    2,835,236
     50                1,099,077           0    1,000,000    5,426,570         0     34,778    4,301,650
--------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,613                2,817                3,022
                       2                                      5,197                5,770                6,370
                       3                                      7,751                8,866               10,079
                       4                                     10,274               12,110               14,188
                       5                                     12,766               15,508               18,739
                       6                                     15,224               19,066               23,778
                       7                                     17,646               22,790               29,357
                       8                                     20,031               26,685               35,532
                       9                                     22,375               30,757               42,366
                      10                                     24,676               35,013               49,929
                      15                                     43,028               68,091              111,942
-------------------------------------------------------------------------------------------------------------

                                    TABLE 11

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 2                                              $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges               Cash Value Test
 and Current Fund Level Charges


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250    1,002,613    1,002,817    1,003,022         0          0            0
     2                    10,763    1,005,197    1,005,770    1,006,370     1,093      1,666        2,266
     3                    16,551    1,007,750    1,008,865    1,010,079     4,102      5,217        6,431
     4                    22,628    1,010,274    1,012,109    1,014,187     7,082      8,917       10,995
     5                    29,010    1,012,765    1,015,507    1,018,737    10,029     12,771       16,001
     6                    35,710    1,015,223    1,019,064    1,023,776    12,943     16,784       21,496
     7                    42,746    1,017,644    1,022,787    1,029,352    15,820     20,963       27,528
     8                    50,133    1,020,026    1,026,679    1,035,524    18,658     25,311       34,156
     9                    57,889    1,022,369    1,030,749    1,042,353    21,457     29,837       41,441
     10                   66,034    1,024,667    1,035,000    1,049,909    24,211     34,544       49,453
     15                  113,287    1,042,980    1,068,008    1,111,797    42,980     68,008      111,797
     20                  173,596    1,058,923    1,108,445    1,214,001    58,923    108,445      214,001
     25                  250,567    1,070,542    1,156,025    1,381,409    70,542    156,025      381,409
     30                  348,804   1,073,567,    1,207,675    1,652,888    73,567    207,675      652,888
     35                  474,182    1,056,923    1,251,441    2,084,731    56,923    251,441    1,084,731
     40                  634,199            0    1,258,378    2,779,369         0    258,378    1,756,421
     45                  838,426            0    1,154,806    3,840,057         0    154,806    2,755,567
     50                1,099,077            0            0    5,275,045         0          0    4,181,536
---------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,613                2,817                3,022
                       2                                      5,197                5,770                6,370
                       3                                      7,750                8,865               10,079
                       4                                     10,274               12,109               14,187
                       5                                     12,765               15,507               18,737
                       6                                     15,223               19,064               23,776
                       7                                     17,644               22,787               29,352
                       8                                     20,026               26,679               35,524
                       9                                     22,369               30,749               42,353
                      10                                     24,667               35,000               49,909
                      15                                     42,980               68,008              111,797
-------------------------------------------------------------------------------------------------------------

                                    TABLE 12

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                 $5,000 Annual Premium
Death Benefit Option 3                                              $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges               Cash Value Test
 and Current Fund Level Charges


                       Death Benefit Assuming                   Net Surrender Value Assuming
                       Hypothetical Gross Annual                Hypothetical Gross Annual
                       Investment Return Of:                    Investment Return Of:
------------------------------------------------------------------------------------------------------------
   End of          Premiums
 Policy Year    Accumulated at
                5% Interest Per
                     Year                  0%           6%          12%         0%         6%          12%
------------------------------------------------------------------------------------------------------------
     1                     5,250   1,005,000    1,005,000    1,005,000         0          0            0
     2                    10,763   1,010,000    1,010,000    1,010,000     1,093      1,666        2,266
     3                    16,551   1,015,000    1,015,000    1,015,000     4,102      5,217        6,431
     4                    22,628   1,020,000    1,020,000    1,020,000     7,082      8,917       10,995
     5                    29,010   1,025,000    1,025,000    1,025,000    10,028     12,770       16,001
     6                    35,710   1,030,000    1,030,000    1,030,000    12,941     16,783       21,495
     7                    42,746   1,035,000    1,035,000    1,035,000    15,818     20,961       27,527
     8                    50,133   1,040,000    1,040,000    1,040,000    18,655     25,308       34,154
     9                    57,889   1,045,000    1,045,000    1,045,000    21,451     29,832       41,439
     10                   66,034   1,050,000    1,050,000    1,050,000    24,203     34,537       49,450
     15                  113,287   1,075,000    1,075,000    1,075,000    42,941     67,986      111,814
     20                  173,596   1,100,000    1,100,000    1,100,000    58,789    108,417      214,275
     25                  250,567   1,125,000    1,125,000    1,125,426    70,109    156,130      383,334
     30                  348,804   1,150,000    1,150,000    1,592,259    72,195    208,550      661,552
     35                  474,182   1,175,000    1,175,000    2,214,013    52,198    255,299    1,106,732
     40                  634,199           0    1,200,000    3,044,769         0    270,255    1,797,751
     45                  838,426           0    1,225,000    4,156,426         0    173,984    2,821,133
     50                1,099,077           0            0    5,649,746         0          0    4,280,386
--------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

              End of Policy Year
                                                                  0%                   6%                  12%
-------------------------------------------------------------------------------------------------------------
                       1                                      2,613                2,817                3,022
                       2                                      5,197                5,770                6,370
                       3                                      7,750                8,865               10,079
                       4                                     10,274               12,109               14,187
                       5                                     12,764               15,506               18,737
                       6                                     15,221               19,063               23,775
                       7                                     17,642               22,785               29,351
                       8                                     20,023               26,676               35,522
                       9                                     22,363               30,744               42,351
                      10                                     24,659               34,993               49,906
                      15                                     42,941               67,986              111,814
-------------------------------------------------------------------------------------------------------------

APPENDIX E

DIRECTORS OF MASSMUTUAL

ROGER G. ACKERMAN, DIRECTOR
Chairman and Chief Executive Officer, Corning, Inc., since 1996, President and Chief Operating Officer 1990-1996, One Riverfront Plaza HQE 2, Corning, NY 14831.

JAMES R. BIRLE, DIRECTOR
Chairman since 1997 and Founder since 1994, President, 1994-1997, Resolute Partners, LLC, General Partner, Blackstone Group 1988-1994, 2 Soundview Drive, Greenwich CT 06836.

GENE Q. CHAO, DIRECTOR
Chairman, President and CEO, Computer Projections, Inc., since 1991, 733 SW Vista Avenue, Portland, OR 97205-1203.

PATRICIA DIAZ DENNIS, DIRECTOR
Senior Vice President and Assistant General Counsel, SBC Communications Inc., since 1995, Special Counsel, Sullivan & Cromwell, 1993-1995; Assistant Secretary of State for Human Rights and Humanitarian Affairs, U.S. Department of State, 1992-1993. 175 East Houston, Room 4-A-70, San Antonio, TX 87205

ANTHONY DOWNS, DIRECTOR
Senior Fellow, The Brookings Institution, since 1977, 1775 Massachusetts Ave., N.W., Washington DC 20036-2188.

JAMES L. DUNLAP, DIRECTOR
President and Chief Operating Officer, United Meridian Corporation, since 1996, Senior Vice President, Texaco, Inc. 1987-1996. 1201 Louisiana Suite 1400, Houston, TX 77002-5603

WILLIAM B. ELLIS, DIRECTOR
Senior Fellow, Yale University School of Forestry and Environmental Studies, since 1995, Chairman and Chief Executive Officer, Northeast Utilities, 1983-1995. 31 Pound Foolish Lane, Glastonbury, CT 06033

ROBERT M. FUREK, DIRECTOR
Chairman, State Board of Trustees for the Hartford School System, since 1997, President and Chief Executive Officer, Heublein, Inc., 1987-1996, 1 State Street Suite 2310, Hartford, CT 06103.

CHARLES K. GIFFORD, DIRECTOR
Chairman and Chief Executive Officer since 1995, President 1989-1995 BankBoston N.A., Chairman since 1998 and Chief Executive Officer since 1985, BankBoston, 100 Federal Street, Boston, MA 02110.

WILLIAM N. GRIGGS, DIRECTOR
Managing Director, Griggs & Santow, Inc., since 1983, 75 Wall Street 20th Floor, New York, NY 10005.

GEORGE B. HARVEY, DIRECTOR
Retired Chairman, President and CEO, Pitney Bowes, since 1983, One Landmark Square Suite 1905, 19th Floor, Stamford, CT 06901.

BARBARA B. HAUPTFUHRER, DIRECTOR
Director of various corporations, since 1972, 1700 Old Welsh Road, Huntington Valley, PA 19006.

SHELDON B. LUBAR, DIRECTOR
Chairman, Lubar & Co. Incorporated, since 1977, 700 North Water Street Suite 1200, Milwaukee, WI 53202.

WILLIAM B. MARX, JR., DIRECTOR
Retired Senior Executive Vice President, Lucent Technologies since 1996, Executive Vice President and CEO Multimedia Products Group, AT&T, 1994-1996; Executive Vice President and CEO, Network Systems Group, 1993-1994; Group Executive and President, AT&T Network Systems, 1989-1993. 5 Peacock Lane, Village of Golf, FL 33436.

JOHN F. MAYPOLE, DIRECTOR
Managing Partner, Peach State Real Estate Holding Company, since 1984, 55 Sandy Hook Road, North, Sarasota, FL 34343.

JOHN J. PAJAK, DIRECTOR, PRESIDENT AND CHIEF OPERATING OFFICER
President and Chief Operating Officer, MassMutual, since 1996; Vice Chairman and Chief Administrative Officer, 1996; Executive Vice President, 1987-1996, 1295 State Street, Springfield, MA 01111.

THOMAS B. WHEELER, DIRECTOR, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
Chairman and Chief Executive Officer, MassMutual, since 1996; President and Chief Executive Officer, 1988-1996, 1295 State Street, Springfield, MA 01111.

ALFRED M. ZEIEN, DIRECTOR
Chairman and Chief Executive Officer, The Gillette Company, since 1991, Prudential Tower, Boston, MA 02199.


EXECUTIVE VICE PRESIDENTS

LAWRENCE V. BURKETT, JR
Executive Vice President and General Counsel, since 1993, Senior Vice President and Deputy General Counsel, 1992-1993, MassMutual.1295 State Street, Springfield, Ma 01111.

PETER J. DABOUL
Executive Vice President and Chief Information Officer since 1997, Senior Vice President 1990 1997, MassMutual, 1295 State Street, Springfield, Ma 01111.

JOHN B. DAVIES
Executive Vice President, since 1994; Associate Executive Vice President, 1994; General Agent, 1982-1993, MassMutual, 1295 State Street, Springfield, Ma 01111

DANIEL J. FITZGERALD
Executive Vice President, since 1994, Corporate Financial Operations, 1994-1997; Senior Vice President, 1991-1994, MassMutual, 1295 State Street, Springfield, Ma 01111

JAMES E. MILLER
Executive Vice President since 1997 and 1987-1996, MassMutual, Senior Vice President, UniCare Life and Health Insurance Company, 1996-1997, 1295 State Street, Springfield, Ma 01111

JOHN V. MURPHY
Executive Vice President, MassMutual, since 1997; Executive Vice President and Chief Operating Officer, David L. Babson & Co., Inc., 1995-1997; Chief Operating officer, Concert Capital Management, Inc., 1993-1995, Senior Vice President and Chief Financial Officer, Liberty Financial Companies, 1977-1993, 1295 State Street, Springfield, MA 01111

GARY E. WENDLANDT
Executive Vice President and Chief Investment Officer, since 1993; Executive Vice President, 1992-1993; MassMutual, 1295 State Street, Springfield, MA 01111.

JOSEPH M. ZUBRETSKY
Executive Vice President and Chief Financial Officer, since 1997, MassMutual, Chief Financial Officer, 1996, HealthSource, Coopers & Lybrand, 1990-1996, 1295 State Street, Springfield, MA 01111.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                             RULE 484 UNDERTAKING

Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V.  Subject to limitations of law, the Company shall indemnify:

         (a)  each director, officer or employee;

         (b) any individual who serves at the request of the Company as Secretary, a director, board member, committee member, officer or employee of any organization or any separate investment account; or

         (c) any individual who serves in any capacity with respect to any employee benefit plan; from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

         Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

               Notwithstanding the foregoing, no indemnification shall be provided with respect to:

               (1) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

               (2) any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

               (3) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

                    In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any of such paragraphs.


                    The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.


                    Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                  REPRESENTATION UNDER SECTION 26(e)(2)(A) OF
                      THE INVESTMENT COMPANY ACT OF 1940


Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable whole life insurance policies described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                              CONTENTS OF FILING


This Registration Statement is comprised of the following documents:

            The Facing Sheet.

            Cross-Reference to items required by Form N-8B-2.

            The Prospectus consisting of 45 pages.

            The Undertaking to File Reports.

            The Undertaking pursuant to Rule 484 under the Securities Act of
            1933.

            Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.

            The Signatures.

            Written Consents of the Following Persons:

               1. To be filed: Coopers & Lybrand, L.L.P., independent accountants;

               2. Counsel opining as to the legality of securities being registered;

               3. Opinion and consent of Craig Waddington, FSA, MAAA, opining as to actuarial matters contained in the Registration Statement.

The following Exhibits:

          99. The following Exhibits correspond to those required by Paragraph A of the instructions as to Exhibits in Form N-8B-2:

           A. 1. Form of Certificate of the Resolution of the Board of Directors establishing the VUL segment of the Separate Account.

               2.  Not Applicable.

               3.  Form of Distribution Agreements:

                   a. Form of Distribution Servicing Agreement between MML Distributors, LLC and MassMutual./1/

                   b. Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MassMutual./1/

               4.  Not Applicable.

               5.  Form of Flexible Premium Adjustable Variable Life Policy./3/

               6.  a.  Certificate of Incorporation of MassMutual./2/

                   b.  By-Laws of MassMutual./2/

               7.  Not Applicable.

               8.  Participation Agreement./2/

               9.  Not Applicable.

              10. Form of Application for a Flexible Premium Adjustable Variable Life insurance policy./3/

              11. To be filed: Memorandum describing MassMutual issuance, transfer, and redemption procedures for the Policy.



       99.B. Opinion and Consent of Counsel as to the legality of the securities being registered.

       99.C. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

       99.D.  Not Applicable.

       99.E.  To be filed:  Consent of Coopers & Lybrand L.L.P.

       99.F. Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.

       99.G.  Powers of Attorney/2/

       27     Not Applicable



/1/ Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement No. 33-89798 as an exhibit filed with the Commission effective May 1, 1996.
/2/ Incorporated by reference to Initial Registration Statement of the Separate Account as an exhibit filed with the Commission on February 28, 1997. (Registration No. 333-22557).
/3/ Incorporated by reference to Initial Registration Statement of VUL Registration No. 333-49457 as an exhibit filed with the Commission on April 6, 1998.

                                 SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 3rd day of April, 1998.

     MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

     MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
     (Depositor)



     By: /s/ Thomas B. Wheeler*
         ------------------------------------
     Thomas B. Wheeler, Chief Executive Officer
     Massachusetts Mutual Life Insurance Company


/s/ Richard M. Howe   On April 3, 1998, as Attorney-in-Fact pursuant to
--------------------
*Richard M. Howe      powers of attorney incorporated by reference.


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.


Signature                        Title                                Date
---------                        -----                                ----

/s/ Thomas B. Wheeler*           Chief Executive Officer and          April 3, 1998
------------------------------
Thomas B. Wheeler                Chairman of the Board

/s/ John J. Pajak*               President, Chief Operating Officer   April 3, 1998
------------------------------
John J. Pajak                    and Director

/s/ Joseph M. Zubretsky*         Executive Vice President,            April 3, 1998
------------------------------
Joseph M. Zubretsky              Chief Financial Officer &
                                 Chief Accounting Officer

/s/ Roger G. Ackerman*           Director                             April 3, 1998
------------------------------
Roger G. Ackerman

/s/ James R. Birle*              Director                             April 3, 1998
------------------------------
James R. Birle

/s/ Gene Chao*                   Director                             April 3, 1998
------------------------------
Gene Chao, Ph.D.

/s/ Patricia Diaz Dennis*        Director                             April 3, 1998
------------------------------
Patricia Diaz Dennis

/s/ Anthony Downs*               Director                             April 3, 1998
------------------------------
Anthony Downs

/s/ James L. Dunlap*             Director                             April 3, 1998
------------------------------
James L. Dunlap

/s/ William B. Ellis*            Director                             April 3, 1998
------------------------------
William B. Ellis, Ph.D.

/s/ Robert M. Furek*                       Director              April 3, 1998
------------------------------
Robert M. Furek

/s/ Charles K. Gifford*                    Director              April 3, 1998
------------------------------
Charles K. Gifford

/s/ William N. Griggs*                     Director              April 3, 1998
------------------------------
William N. Griggs

/s/ George B. Harvey*                      Director              April 3, 1998
------------------------------
George B. Harvey

/s/ Barbara B. Hauptfuhrer*                Director              April 3, 1998
------------------------------
Barbara B. Hauptfuhrer

/s/ Sheldon B. Lubar*                      Director              April 3, 1998
------------------------------
Sheldon B. Lubar

/s/ William B. Marx, Jr.*                  Director              April 3, 1998
------------------------------
William B. Marx, Jr.

/s/ John F. Maypole*                       Director              April 3, 1998
------------------------------
John F. Maypole

/s/ Alfred M. Zeien*                       Director              April 3, 1998
------------------------------
Alfred M. Zeien


/s/ Richard M. Howe*           On April 3, 1998, as Attorney-in-Fact pursuant to
-----------------------------

*Richard M. Howe               powers of attorney.

                                  EXHIBIT LIST


99.A.1. Form of Certificate of the Resolution of the Board of Directors establishing the VUL segment of the Separate Account.

99.B. Opinion and Consent of Counsel as to the legality of the securities being registered.

99.F. Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.